Tractebel Energia
SUEZ

Florianópolis, August 15th, 2007.

RECEIVED
2007 AUG 27 A 10:49

CE DF-0040/2007

07026281

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N. W., Mail Stop 3 - 2
Washington, D.C. 20549 USA

Re.: Tractebel Energia S.A.
Exemption: Nº 82-4760

SUPPL

Gentleman,

Please find enclosed the following documents translated form Portuguese to English:

- Minutes of the Eighty-Second Meeting of the Board of Directors;
- Press Release related to the 02Q2007; and
- Notice to Shareholders - Dividends.

We are also enclosing, a copy of the 02Q2007 Information Report - ITR. These documents, issued by Tractebel Energia, were prepared in accordance with the rules of CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Sincerely,

Marc Verstraete
Financial and Investor Relations Director

cc.: Juliana Dager, The Bank Of New York

PROCESSED
AUG 29 2007
THOMSON
FINANCIAL

CNPJ/MF 02.474.103/0001-19 – NIRE 42300002438-4
A PUBLICLY HELD COMPANY

MINUTES OF THE EIGHTY-SECOND MEETING OF THE BOARD OF DIRECTORS OF TRACTEBEL ENERGIA S.A.

On August 14, 2007 at 9:00 a.m. at the Company's registered offices situated at Rua Antônio Dib Mussi, 366, Centro, Florianópolis, state of Santa Catarina, following its regular convening, a meeting of the Board of Directors of Tractebel Energia S.A. was held, the following Directors being present: Maurício Stolle Bähr, Manoel Arlindo Zaroni Torres, Victor-Frank de Paula Rosa Paranhos, Jan Franciscus Maria Flachet, Dirk Beeuwsaert, Pierre Michel Philippe Chareyre, Luiz Antonio Barbosa, José Pais Rangel and Antonio Alberto Gouvêa Vieira, representing all its members. The work of the meeting was presided by the Chairman of the Board of Directors, Maurício Stolle Bähr, who proposed that I, Osmar Osmarino Bento should act as secretary, the proposal being duly seconded by the other directors. Welcoming those present, the Chairman called the meeting to order placing the **Agenda of the Day** in discussion as itemized in the **convening notice CA-008/2007** of August 7, 2007, as follows: **Item 1** – Approve the Company's new Code of Ethics; **Item 2** – Ratify the operation for the export of electric energy to Argentina and the consequent signature of the "Reimbursement Contracts" and their addenda; **Item 3** – Ratification of energy purchase contracts; **Item 4** – Approve and submit for resolution of the EGM, the proposal for amending subsection VIII of Article 19 and inclusion of the sole paragraph in the same article of the Company's Bylaws; **Item 5** – Approve the first half results and the distribution of dividends and interest on shareholders' equity; **Item 6** – Approve investments for the installation of the new corporate head office for the Company; **Item 7** – Approve the investment for the acquisition of a company, owner of a thermoelectric power plant project; **Item 8** – Approve the constitution of guarantees in favor of the Brazilian Economic and Social Development Bank - BNDES with respect to the operation for incorporating Companhia Energética Meridional - CEM; and **Item 9** – General matters. After discussion, the Chairman put the items on the Agenda of the Day to the vote. Following detailed clarifications, the Board of Directors resolved as follows: **RESOLUTIONS: Item 1** – **Unanimously** approved, the second version of the Company's code of ethics, published in strict compliance with the guidelines established in the "Rules of Organization and Conduct of the Suez Group companies" distributed to its subsidiaries in early 2007, reaffirming the Company's values and examining in more detail the questions on the ethical behavior in the organization; **Item 2** – Pursuant to the provisions of DD-326-0002 of July 9 2007 and RAD DC-0003/2007 of July 9 2007, which are filed at the Company, **unanimously** ratified the "AGREEMENT FOR REIMBURSEMENT OF COSTS OF WHOLESALE SUPPLIES OF THERMOELECTRIC ENERGY FOR EXPORT TO ARGENTINA IN 2007" and the "CONTRACT FOR FINANCIAL SETTLEMENT AND CONSTITUTION OF THE GUARANTEE OF PAYMENT AND FULL COMPLIANCE WITH THE OBLIGATIONS" and their addenda, agreed with CIEN – Companhia de Interconexão Energética and **unanimously** approving a coal purchase contract for replenishing CDE inventory, to be used for the production of energy at the Jorge Lacerda Thermolectric Complex and UTE (Thermoelectric Power Plant) Charqueadas for effecting the aforementioned export; **Item 3** –

Unanimously ratified the electric energy purchase contracts and the Swap operations, cited in the slides presented and filed with the Company, signed by the Company and by the subsidiary company, Tractebel Energia Comercializadora Ltda.; **Item 4** – **Unanimously** approved, the proposal for amending the Company's Bylaws, to include a sole paragraph to Article 19, with the following wording: "**Sole paragraph** – With respect to the contracts relative to the Commercialization of Electric Energy, acquisition of fuels for the production of electric energy and to the Contracts for the Use of the Transmission and Distribution System (CUST and CUSD), the limit established in subsection VIII of this article does not apply, the contracting of such activities obligatorily adhering to the following approved limits, subsequently to be notified to the Board of Directors I – for Electric Energy Purchase Agreements: a) up to 20 average MW per month, limited to 1,000 GWh for the full duration of the contract, approval by two directors of Tractebel Energia; b) more than 20 average MW per month and up to 150 average MW per month, limited to 7,500 GWh for the total duration of the contract, approval by the Chief Executive Officer jointly with another director of Tractebel Energia; and c) more than 150 average MW for one month or more or above 7,500 GWh for the full duration of the contract, approval by the Board of Directors; II – for Energy Export Contracts, CUST and CUSD, and subsequent acts, approval by the Chief Executive Officer jointly with one other director of Tractebel Energia; and III – for the acquisition of mineral coal, CE 4500, up to 100,000 tons per month or an equivalent financial value for acquisition of other types of fuels, approval by the Chief Executive Officer jointly with one other director of Tractebel Energia. For acquisitions whose financial values exceed the fixed value of this subsection, approval will be given by the Board of Directors", and with the subsequent adaptation of subsection VIII. Pursuant to subsection I of Article 122 of Law 6,404/76, submit the issue, the object of this resolution, to the higher authority of the General Shareholders' Meeting; **Item 5** – **Unanimously** approved pursuant to DD-329-0001 of August 6, 2007, and RAD DCO-0008/2007 of August 6, 2007, duly filed with the Company, the Quarterly Information Report for the Second Quarter 2007, it being the understanding of the Directors that this information adequately represents the Company's numbers and results for the period. On the basis of these results and pursuant to DD-329-0002 of August 6 2007, and RAD DF-0004/2007 of August 6, 2007, the distribution of interim dividends was **unanimously** approved for the following amounts and under the following conditions: *a)* the value of the interim dividends shall be R$ 360,066,578.47 (three hundred and sixty million, sixty-six thousand, five hundred and seventy-eight Reais and forty-seven centavos), corresponding to R$ 0.5516214256 per share; *b)* The Company's shares shall be traded ex-dividends as from August 28, 2007; and *c)* the interim dividends shall be paid on the basis of the existing registration data held at Banco Itaú S.A., on a date to be subsequently decided by the Board of Executive Officers and published through the medium of a Notice to Shareholders. These dividends, plus interest on shareholders' equity recorded on June 30, 2007, for the amount of R$ 88 million (R$ 0.1348158600 per share) and approved by the Board of Directors at its 77th meeting held on May 10, 2007, represent a payout of R$ 448,066,578.47, corresponding to 95% of the net income for the first half of fiscal year 2007; **Item 6** – **Unanimously** approved the preparation of studies for the installation of the new head office of the Company in Florianópolis, the Board of Executive Officers being authorized to take all measures and practice all acts necessary for the execution of this resolution; **Item 7** – **Unanimously** approved, the acquisition of the full shareholding control of a company, owner of a thermoelectric project, pursuant to the business model shown in

slides filed with the Company, the Board of Executive Officers being authorized to take all measures and practice all acts necessary for the execution of this resolution; and **Item 8 – Unanimously** approved, the contracting of a Bank Letter of Guarantee for up to R$ 165 million (one hundred and sixty-five million Reais), in favor of the BNDES to substitute the guarantees for financing the UHE Cana Brava project, the Board of Executive Officers being authorized to adopt all the measures and practice all acts necessary for the execution of this resolution. The floor being given to the Directors present and no further point of order being raised, the Chairman proceeded to declare the meeting closed, requesting that I, the secretary, draft these minutes. The said minutes, having been subsequently read and found correct, were duly signed by the members of the Board of Directors present, including the Chairman, and by myself as Secretary. Florianópolis/SC August 14, 2007.

Maurício Stolle Bähr
Chairman

Manoel Arlindo Zaroni Torres
Director

Victor-Frank de Paula Rosa Paranhos
Director

Jan Franciscus Maria Flachet
Director

Dirk Beeuwsaert
Director

Pierre Michel Philippe Chareyre
Director

Luiz Antônio Barbosa
Director

José Pais Rangel
Director

Antonio Alberto Gouvêa Vieira
Director

Osmar Osmarino Bento
Secretary

Tractebel Energia
SUEZ



TRACTEBEL ENERGIA S.A.

A PUBLICLY LISTED COMPANY – CNPJ 02.474.103/0001-19
NIRE 4230002438-4

NOTICE TO SHAREHOLDERS

We hereby notify all Shareholders and the market in general that the Board of Directors of Tractebel Energia S.A., meeting on August 14, 2007, pursuant to subsection XV of Article 19 of the Company's Bylaws, approved the distribution of interim dividends based on the financial statements raised on June 30, 2007, pursuant to Article 204 of Law 6,404/76 with respect to the following values and conditions:

a) Value
The value of the interim dividends shall be R$ 360,066,578.47 (three hundred and sixty million, sixty-six thousand, five hundred and seventy-eight Reais and forty-seven cents), corresponding to R$ 0.5516214256 per share.

b) Share Trading
The Company's shares shall be traded ex-interim dividends as from August 28, 2007.

c) Payout of interim dividends

The interim dividends shall be paid according to the existing shareholder registration details at Banco Itaú S.A., on a date to be decided by the Board of Executive Officers and notified by means of a Notice to Shareholders.

The said dividends, together with interest on shareholders' equity credited on June 30, 2007, in the amount of R$ 88,000,000.00 (eighty-eight million Reais), corresponding to R$ 0.1348158600, approved by the Board of Directors at its meeting on May 10, 2007, shall represent a payout of R$ 448,066,578.47 (four hundred and forty-eight million, sixty-six thousand, five hundred and seventy-eight Reais and forty-seven cents), corresponding to 95% of the first semester net income.

Florianópolis, August 14, 2007.

Marc Verstraete
Finance and Investor Relations Director

TRACTEBEL ENERGIA S.A. Rua Antônio Dib Mussi, 366 - CEP 88015-110 - Florianópolis - Santa Catarina - Brasil
Fone/Phone: +55 (48) 3221-7000 - Fax: +55 (48) 3221-7001 - www.tractebelenergia.com.br - webmaster@tractebelenergia.com.br

Tractebel Energia
SUEZ



TRACTEBEL ENERGIA announces 2Q07 net income of R$ 229 million

Company increases assured energy by 171 average MW

Florianópolis, SC, Brazil, August 14 2007 – Tractebel Energia S.A. (Bovespa: TBLE3), the largest private sector electricity generating company in Brazil, today announces earnings for the second quarter and first half ending June 30 2007 (2Q07 and 1H07). The information in this release is shown on a consolidated basis and in accordance with Brazilian accounting principles and practices. Values are expressed in Reais, except where otherwise indicated.

HIGHLIGHTS

- Net consolidated revenue for 2Q07 amounted to R$ 731.7 million, 10.0% above that for 2Q06, principally reflecting higher prices for contracting energy.

- Sale contracts average price in 2Q07 reached R$ 97.92/MWh, 8.9% higher than the average price of R$ 89.92/MWh for the same period in 2006.

- EBITDA reached R$ 387.8 million in the period, a reduction of 7.0% compared to R$ 417.0 million in 2Q06. EBITDA was negatively impacted by unexpected high spot prices in May and June, despite high reservoir levels. On the other hand, higher exports to Argentina and Uruguay will positively impact EBITDA over the year.

- Tractebel Energia posted net income of R$ 229.5 million in the period, corresponding to R$ 0.35 per share, a year-over-year improvement of 21.6%.

- On May 15 2007 the Company issued R$ 350.0 million in seven-year debentures at a cost of IPCA plus 7% p.a.

- The Extraordinary General Meeting held on June 14 2007 approved the acquisition of 99.99% of the total capital of Companhia Energética São Salvador – CESS, the concessionaire for the São Salvador hydroelectric project. The plant will have a capacity of 243.2 MW and 148.5 average MW assured energy.

- On June 18 Tractebel Energia took part in the ANEEL's 1st Auction of Alternative Energy Sources. The Company sold 23 average MW at R$ 141.16/MWh over a 15 year period as from 2010, the energy to be generated by the São João Co-generation Unit, a sugar cane biomass project to be constructed in consortium with the Dedini Agro Group.

- The Company's Board approved the distribution of R$ 360.1 million in interim dividends based on the results of first half 2007. Adding this value to the R$ 88.0 million of the record relative to interest on shareholders' equity, previously approved, the total first half payout was R$ 448.1 million, equivalent to 95% of net income.

2Q07

For immediate release

Additional information may be obtained by contacting the Investor Relations dept.:

Marc Verstraete
Finance and IR Director
marc@tractebelenergia.com.br

Antonio Previtali Jr.
IR Manager
previtali@tractebelenergia.com.br
Phone: (55 48) 3221-7221

Conference Call and Webcast
On 08/15/07: at 09:00 a.m. in Portuguese
at 11:00 a.m. in English
(both ET)

Further details on Upcoming Events section, available on page 12.

Visit our website
www.tractebelenergia.com.br

NOVO MERCADO BOVESPA BRASIL

ISE Índice de Sustentabilidade Empresarial

igc

itag

Summary of economic and operational indicators

Tractebel - Consolidated	Quarter			Accumulated		
In Millions of Reais	**2Q07**	**2Q06**	**Chg.**	**1H07**	**1H06**	**Chg.**
Gross operating revenue	812.5	739.5	9.9%	1,573.9	1,437.9	9.5%
Net operating revenue (NOR)	731.7	665.3	10.0%	1,407.2	1,295.8	8.6%
Result from service (EBIT)	329.8	365.1	-9.7%	724.9	712.3	1.8%
EBITDA (1)	387.8	417.0	-7.0%	838.9	816.6	2.7%
EBITDA / NOR - (%)	53.0	62.7	-9.7 p.p.	59.6	63.0	-3.4 p.p.
Net income	229.5	188.8	21.6%	471.6	532.6	-11.4%
Net debt	1,200.0	1,091.7	9.9%	1,200.0	1,091.7	9.9%
Energy sold (avg MW)	3,738	3,696	1.1%	3,686	3,630	1.5%
Number of employees	904	906	-0.2%	904	906	-0.2%

(1) EBITDA represents: operating results + financial results + depreciation and amortization + amortization of goodwill.



OPERATING PERFORMANCE

Generating Complex

Tractebel Energia is the largest private sector electricity generating company in Brazil and operates a 6,977 MW capacity complex, made up of 13 plants (six hydroelectric and seven thermoelectric power plants), of which 11 are wholly owned by the Company and two (the Itá and Machadinho hydro plants) are operated in consortium with other companies.

Tractebel Energia's Generating Complex

Power plants	Hydro/ Thermal	Location	Installed Capactity (MW) Total	Tractebel's portion
Salto Santiago	Hydro	Iguaçu River (PR)	1,420	1,420
Salto Osório	Hydro	Iguaçu River (PR)	1,078	1,078
Passo Fundo	Hydro	Passo Fundo River (RS)	226	226
Itá	Hydro	Uruguai River (SC and RS)	1,450	1,090
Machadinho *	Hydro	Uruguai River (SC and RS)	1,140	404
Cana Brava	Hydro	Tocantins River (GO)	450	450
Total - Hydro			**5,764**	**4,668**
Complexo Jorge Lacerda **	Thermal	Capivari de Baixo (SC)	857	857
Charqueadas	Thermal	Charqueadas (RS)	72	72
Alegrete	Thermal	Alegrete (RS)	66	66
William Arjona	Thermal	Campo Grande (MS)	190	190
Lages	Thermal	Lages (SC)	28	28
Total - Thermal			**1,213**	**1,213**
Total			**6,977**	**5,881**

(*) Considering the addition of 21.4 MW regarding the acquisition of stake in MAESA.

(**) Complex comprised of 3 power plants.

Projects under Construction

New Projects

Power plants	Hydro/ Thermal	Location	Installed Capactity (MW) Total	Tractebel's portion
São Salvador	Hydro	Tocantins River (GO)	243	148
São João	Thermal	São João da Boa Vista (SP)	70	23
Total			**313**	**171**

São Salvador: in 2Q07 Tractebel Energia S.A. acquired the total common and preferred shares issued by Companhia Energética São Salvador – CESS and owned by SUEZ Energy South America Participações Ltda. – SESA, representing 99.99% of the voting capital and 99.99% of the total capital of CESS.

For this acquisition, Tractebel paid SESA R$ 304.0 million cash in local currency, to which will be added a further R$ 18.0 million should the starting date for payments relative to the use of public good charge (UBP) coincide with the beginning of the supply of electricity originally scheduled for 2011 in the Regulated Market Electricity Commercialization Contracts – CCEARs.

CESS is the owner of the São Salvador hydroelectric concession, which has an installed capacity of 243.2 MW and 148.5 average MW of assured energy. In October 2006, CESS sold this energy through the 3rd New Energy Auction to distributors that participate in the Regulated Contracting Environment – ACR, for a 30-year period, beginning January 2011. CESS also signed a contract in October with the consortium construction contractor for work to begin. Commercial operations are expected to begin in the first quarter of 2009.

São João: On June 18 Tractebel Energia participated in the ANEEL's 1st Auction of Alternative Energy Sources. The Company sold 23 average MW at R$ 141.16/MWh for a 15-year period as from 2010, the energy to be generated by the São João Co-generation Unit, a cane sugar biomass-fired plant to be constructed in consortium with the Dedini Agro Group. This co-generation plant is to be built in the city of São João da Boa Vista, state of São Paulo, and will have an installed capacity of 70 MW. Tractebel Energia will have a stake of 63% in the project through a Special Purpose Company (SPC), the remaining 37% being held by Dedini Açúcar e Álcool. The plant's commercial start up is scheduled for April 2009.

Uptime Operating

In 2Q07 the 13 plants operated by Tractebel Energia recorded 98.8% uptime, excluding scheduled stoppages, 99.6% in hydroelectric generation and 95.3% in thermoelectric generation.

With this quarterly performance, uptime for the full first six months of 2007 was 97.6%, excluding scheduled stoppages. Including all programmed stoppages, global uptime was 94.2%, 96.6% in the case of hydro and 83.1% for thermoelectric generation.

Production

2Q07 electric energy production at the power plants operated by Tractebel Energia was 9,017 GWh (4,129 average MW), a growth of 82.1% compared with 2Q06. Of the total generated, thermoelectric plants were responsible for 925 GWh (424 average MW) and hydroelectric plants, 8,092 GWh (3,705 average MW), representing a year on year reduction of 36.9% for the thermoelectric plants and a significant jump in output of 132.2% with respect to the hydro plants.

In the six-month period (1H07), total energy production reached 14,106 GWh (3,247 average MW), a total of 12,336 GWh (2,840 average MW) generated by hydro plants and 1,770 GWh (407 average MW) from thermoelectric sources. The overall generation figures for the first half reported an increase of 28.5% relative to the same period in 2006, principally due to notably improved hydrological conditions this year and culminating in record monthly output in June. This data includes total production from the Itá and Machadinho plants, the only ones in the Company's generating complex that are not wholly owned.

The decrease in thermoelectricity generation was largely the result of the minimized dispatch from the William Arjona Thermoelectric Power Plant as from 4Q06 when revamped transmission lines were commissioned in the Campo Grande region of the state of Mato Grosso do Sul. The decrease also reflects the reduction in generation from the C unit at the Jorge Lacerda Thermoelectric Power Plant, which was partially out of action in 1Q07. It is important to point out at this juncture that the increase in hydroelectric power generation is due to abundant water supplies in the South of Brazil, principally in the second quarter, combined with reservoir depletion in the Southeast region due to high energy consumption, a situation requiring increased energy transfers from the South to the Southeast.

Customers

Tractebel Energia has a well-diversified customer portfolio, serving energy distribution concessionaires, trading companies and free consumers (large industrial consumers) through flexible contracts both in terms of duration and volume.

The Company actively pursues a policy of enhancing consumer loyalty by providing tailor-made services permitting the adaptation of energy purchases to the production processes of each customer.

The percentage of free consumers in the portfolio increased, reaching 27.9% of gross operating revenue and 33.3% of physical sales in 2Q07, an increase of 4.2 and 3.1 percentage points, respectively.




Breakdown of Clients by Physical Sales
2% 30% 26% 42%
4% 33% 18% 45%
2% 29% 26% 43%
2% 33% 18% 47%
2Q06 2Q07 1H06 1H07


Breakdown of Clients by Gross Revenues
3% 24% 20% 53%
4% 28% 8% 60%
3% 24% 19% 54%
3% 28% 13% 56%
2Q06 2Q07 1H06 1H07

■ Distribution Cos. □ Trading Companies Free Customers Export

OUTLOOK AND STRATEGY

The Company has opted to maintain a substantial part of its available energy on a non-contracted basis as from 2010, when forecasts for the sector indicate a potential increase in prices.

Based on data of assured energy and purchase contracts in force on June 30 2007, Tractebel Energia's energy balance shows that the Company 's current resources, including acquisitions from third parties, is almost entirely contracted through 2009.

Energy Balance

(avg MW)	2007	2008	2009	2010	2011	2012	Auction Price (R$/MWh)	Date	Price Adjusted as of June 30, 2007 (R$/MWh)
Own Resources	3,189	3,008	3,146	3,175	3,175	3,175			
+ Purchases for Resale	508	417	409	556	217	130			
= Total Resources (A)	3,697	3,425	3,555	3,731	3,392	3,305			
Government Auction Sales*	10	160	1,034	1,257	1,405	1,405			
2004-EE-08	10	10	10	10	10	10	70.9	Dec-04	78.9
2005-EE-08	-	150	150	150	150	150	81.6	Apr-05	88.4
2005-EE-08	-	-	381	381	381	381	94.0	Oct-05	99.9
2005-NE-30	-	-	-	200	200	200	115.1	Dec-05	121.2
2006-NE-30	-	-	493	493	493	493	128.4	Jun-06	132.8
2006-NE-30	-	-	-	-	148	148	135.0	Nov-06	138.9
2007-NE-15	-	-	-	23	23	23	141.2	Jun-07	141.2
+ Bilateral Sales	3,644	3,111	2,359	2,132	1,186	1,066			
= Total Sales (B)	3,654	3,271	3,393	3,389	2,591	2,471			
Balance (A - B)	43	154	162	342	801	834			
Sales Average Price (R$/MWh)**:	101.7	106.3							
Purchases Average Price (R$/MWh)**:	74.8	89.3							

* XXXX-YY-ZZ, where:
XXXX ⇨ year of auction
YY ⇨ EE = existing energy or NE = new energy
ZZ ⇨ supply contract duration (in years)
** Price adjusted as of June 30, 2007.

Note: The balance considers the energy generated by the projects São Salvador and São João, which start of operations are scheduled for 1Q09 and April 2009, respectively
From 2Q07 on the resume of the energy proceeding from the contract with CIEN was disregarded.

ECONOMIC AND FINANCIAL PERFORMANCE

Gross Operating Revenue

As from January 2007, revenue from the supply of electric energy has been recognized net of ICMS, in the case this sales tax applies to a special regime known as tax replacement on interstate sales operations. Up to December 31 2006 this tax had been incorporated in the account group "Deductions from operating revenue". In order to facilitate comparative analysis between the periods under review, gross operating revenue and deductions from operating revenue for 2Q06 were reclassified, the figures changing from R$ 754.4 million and R$ 89.1 million to R$ 739.5 million and R$ 74.2 million. In the 1H06 period, the account groups were changed respectively from R$ 1,462.4 million and R$ 166.6 million to R$ 1,437.8 million and R$ 142.0 million.

Gross operating revenue for 2Q07 was R$ 812.5 million, 9.9% higher than that for the same period in 2006, principally reflecting the increase in the average price of energy sold and, to a lesser extent, greater energy exports. Revenue from sales to the wholesale market amounted to R$ 583.8 million, 3.9% greater than that recorded in 2Q06, and sales to end consumers was R$ 225.9 million, representing a growth of 29.5% against the same quarter 2006, a reflection of the Company's drive to expand its free customer base. Exports of energy to Argentina and Uruguay grew 53.5% compared with 2Q06, reaching R$ 34.7 million, principally due to exports for Argentina, in June 2007, which amounted to R$ 31.6 million.

Consolidated sales in 2Q07 totaled 8,163 GWh (3,738 average MW), an increase of 1.1% compared with 8,071 GWh (3,696 average MW) sold in the same period in 2006. The sales contract average price was R$ 97.92/MWh, 8.9% up on the average price of energy sold in 2Q06, which was R$ 89.92/MWh, following the reclassification cited in the first paragraph.

Gross Operating Revenue - R$ million


740
813
1,438
1,574
2Q06
2Q07
1H06
1H07

Sales Volume - aMW


3,696
3,738
3,630
3,686
2Q06
2Q07
1H06
1H07

Average Price - R$/MWh


89.9
97.9
89.2
96.9
2Q06
2Q07
1H06
1H07

Net Operating Revenue

In 2Q07 net operating revenue increased 10.0% compared with the same quarter 2006, rising from R$ 665.3 million to R$ 731.7 million.

Deductions from gross operating revenue, mainly the result of sales tax payments, increased 9.0% between the two comparable periods from R$ 74.2 million to R$ 80.9 million.

Costs of Electric Energy and Services

Costs reached R$ 315.7 million in 2Q07, representing a growth of 33.0% over the R$ 237.4 million in 2Q06. This was mainly a reflection of the following elements:

- **Third party energy purchases:** an increase of R$ 9.1 million, due to greater energy purchases from third parties for resale.
- **Transactions channeled through the Energy Trading Board – CCEE (Câmara de Comercialização de Energia Elétrica):** in 2Q06 CCEE transactions included a revenue of R$ 20.8 million out of the need at the time to dispatch energy generated from the William Arjona Thermoelectric Plant, due to limitations on interconnection infrastructure in Campo Grande region, a situation which had been rectified by 2007 with the upgrading of the transmission system in November 2006. Excluding this revenue, growth of these expenses was R$ 32.3 million, basically due to an increase in energy costs relating to the thermoelectric substitution. This in turn occurred largely as a result of greater exposure to the Energy Trading Board - CCEE, caused by the reduction in dispatch of energy from the thermoelectric power plants by the National Electricity System Operator (ONS) and the increase in spot prices (PLD) involving transactions conducted through the CCEE. Growth in these costs was partially offset from Energy Reallocation Mechanism – MRE revenues arising from the increase in generation from hydro sources in relation to the same quarter in the preceding year.
- **Fuel expenses:** ignoring coal consumption-related adjustments in 2Q06 over those prevailing in 1Q06 of R$ 5.5 million, the reduction in the cost of fuel would have been R$ 5.1 million. This decline occurred mainly due to the following factors: (i) lower consumption of natural gas at the William Arjona Thermoelectric Power Plant, amounting to R$ 13.4 million as a result of minimal dispatches of energy from the plant following the upgrading of transmission lines nearby and (ii) the increased consumption of coal worth R$ 9.5 million required to meet energy exports to Argentina and Uruguay.
- **Financial compensation for use of hydro resources:** an increase of R$ 20.1 million due to a significant increase in the dispatch of energy generated by the hydroelectric plants, compared with the same quarter the previous year when the South of the country suffered the effects of a severe drought. This increase was offset by the enhanced MRE revenue, as previously mentioned.

Selling Expenses

Selling expenses are largely made up of charges for the use of, and connection to the electricity grid and totaled R$ 55.7 million in 2Q07, a 7.3% increase over the same period in 2006, when this item amounted to R$ 51.9 million. The increase basically reflects the annual tariff readjustment of these charges.

General and Administrative Expenses

General and administrative expenses increased from R$ 30.8 million to R$ 32.9 million in 2Q07, 6.8% up on 2Q06, largely due to the increase in expenses of services rendered by third parties.

Net Reversal of Operational Provisions

Reversal of provisions in 2Q07 was R$ 17.5 million lower than that for the same period in 2006, principally the result of the reversal, in 2Q06, of a civil liability provision for R$ 22.0 million.

EBITDA and EBITDA Margin

Reflecting the factors commented above, 2Q07 EBITDA reached R$ 387.8 million, a year-over-year reduction of 7.0%. The 2Q07 EBITDA margin was 53.0%, compared with 62.7% in 2Q06.

EBITDA (R$ million) and EBITDA Margin (%)


62.7%
417
53.0%
388
817
63.0%
839
59.6%
2Q06
2Q07
1H06
1H07
EBITDA
EBITDA Margin

Financial Result

Financial income: a year on year reduction of R$ 7.3 million declining from R$ 29.2 million to R$ 21.9 million.

Financial expenses: a decrease of R$ 25.3 million in 2Q07 compared with the same period in 2006, falling from R$ 73.3 million to R$ 48.0 million, principally the result of, (i) foreign exchange gains on loans and financing, net of the currency hedge operation result, in the amount of R$ 18.5 million, due to the trend in exchange rates of currencies comprising debt in relation to the Real and (ii) the fall in the interest expenses on loans, financing and debentures of R$ 5.5 million, the result of the gradual amortization of debt during the period.

Debt

The Company's net debt as at June 30 2007 (total debt less cash and cash equivalents and the result of swap operations) was R$ 1,200.0 million compared to R$ 1,091.6 million at the end of 2Q06.

Total gross consolidated debt, mainly in the form of loans, debentures and financing, totaled R$ 1,650.3 million on June 30 2007, a 19.7 % increase compared with the position as at June 30, 2006. Of the total debt at the end of the period, 20.4% was exposed to currency risk (31.0% at the end of 2Q06), of which 58.2 % was hedged against foreign exchange fluctuations in relation to the Real.

Growth in Company debt reflects the R$ 350.0 million debenture issue in 2Q07. This issue was four times oversubscribed and was placed in the market at IPCA plus 7% p.a., with a seven-year maturity.



Performance of Net Debt - R$ million


1,092
1,200
6/30/06
6/30/07

Composition of Debt - R$ million


1,650
1,378
336
432
1,314
946
6/30/06
6/30/07
Local Currency
Foreign Currency

Maturity Term Loans - R$ million


96
133
104
27
102
24
175
18
238
17
199
13
171
8
128
4
101
0
0
92
2007
2008
2009
2010
2011
2012
2013
2014
from 2015 to 2023
2024
Local Currency
Foreign Currency

Net Non-Operating Expenses

The R$ 34.1 million reduction in net non-operating expenses was essentially due to the recognition of the effects of the sale of the Jacuí Project in 2Q06.

Income Tax and Social Contribution

The 2Q07 R$ 23.9 million reduction was principally due to the record of interest on shareholders' equity of R$ 88.0 million, resulting in lower income tax and social contribution overheads amounting to R$ 29.9 million.



Net Income

In 2Q07 Tractebel reported net income of R$ 229.5 million, 21.6% higher than the R$ 188.8 million for the same period in 2006, a reflection of the factors already commented upon. Excluding the reduction in income tax and social contribution amounting to R$ 29.9 million, the result of the record of interest on shareholders' equity, 2Q07 net income would have been R$ 199.7 million, 5.8% higher than the same quarter of 2006.

In the 1H07 period net income reached R$ 471.6 million, a decline of 11.4% compared with the same period in 2006, which posted a bottom line figure of R$ 532.6 million. If the non-recurring effects of the sale of the remaining stake in the Jacuí Project are excluded, net income for 1H06 would have amounted to R$ 416.8 million. Again, ignoring the tax impact, as mentioned in the preceding paragraph, 1H07 net income would have been R$ 441.7 million, thus returning a year-over-on year improvement of 6.0%.

Net Income - R$ million


533
116
472
30
230
30
417
442
189
200
2Q06
2Q07
1H06
1H07
Tax gains over interest on shareholder's equity
Non-recurrent

Capital Expenditures

In the quarter under review, Tractebel Energia acquired full ownership of Compania Energética São Salvador – CESS for R$ 304.0 million.

On top of that, in 2Q07 investments in the Company's generating complex totaled R$ 111.3 million, significantly higher than in 2Q06 - R$ 14.6 million. This was principally the result of investments in construction work at the São Salvador Hydroelectric Plant, which amounted to R$ 92.4 million funded by the Brazilian National Development Bank – BNDES, following the mentioned acquisition.

As a consequence, for the first six months of the year investment amounted to R$ 421.2 million, against R$ 21.8 million in 1H06.

CAPEX – R$ million


415
421
396
396
15
19
22
25
2Q06
2Q07
1H06
1H07
Recurring
São Salvador



Dividend Payout

At its meetings on May 10 2007 and August 14 2007, Tractebel Energia's Board of Directors approved, respectively, the record of interest on shareholders' equity for 1H07 in the amount of R$ 88.0 million (R$ 0.1348158600 per share), and the distribution of interim dividends, based on the financial statements raised on June 30 2007, in the amount of R$ 360.1 million (R$ 0. 5516214256 per share).

As a result, total profits to be distributed reached R$ 448.1 million (R$ 0.6864372856 per share) corresponding to 95% of the adjusted net income for 1H07.

Distribution of profits will take place on a date to be fixed by the Board of Executive Officers and will be announced in a Notice to Shareholders.

SUSTAINABILITY: COMMITMENT AND CERTIFICATIONS

Tractebel Energia operates according to the principles of sustainable development, respecting the balance of environmental, social and economic dimensions in all its businesses. The guidelines that form the bedrock to the Company's plans for environmental management are contained in the Environmental Code, which governs compliance with environmental protection agency regulations as well as the interaction with the communities that live adjacent to the plants by cooperating to ensure improvement in their quality of life.

All Tractebel plants are NBR ISO 9001 and NBR ISO 14001 certified. The objective of NBR ISO 9001 certification is to improve internal procedures and upgrade company products and services. NBR ISO 14001 is a standard for governing environmental management systems, designed to reconcile environmental protection and prevention of pollution with the socio-economic growth of the companies.

Tractebel Energia is the first of the leading generators in the Brazilian electricity sector with all its plants covered by these certifications, testifying to the quality of production and environmental responsibility.

Thanks to this permanent commitment, the Company continues to be a component of Bovespa's (São Paulo Stock Exchange) Corporate Sustainability Stock Index (ISE), a portfolio of shares of companies considered sustainable over a long-term horizon and with an excellent performance in financial, social, environmental and corporate governance practice aspects.

CORPORATE GOVERNANCE

Tractebel Energia became a member of Bovespa's *Novo Mercado* on November 16 2005, underscoring the Company's commitment to best corporate governance practice.

The Bylaws have been adapted to comply with the new rules and procedures of the *Novo Mercado's* Listing Regulations. The Company's Board of Directors is now made up of nine members, one of which represents the employees and two who are independent directors. With the exception of the employees' representative, all are elected by a General Shareholders' Meeting. A non-permanent Fiscal Council, which is independent of management, and the Company's outside auditors are responsible for supervising management acts and examining and opining on the financial statements.

The Company has a Code of Ethics and maintains a structure of committees, advisory councils and formally responsible individuals for ethical issues, which are also monitored through organizational surveys.

In addition to *Novo Mercado* regulations, Tractebel Energia complies with the precepts of the Sarbanes-Oxley act, the purpose of which is to combat unethical conduct and make the financial statements more reliable.

Tractebel Energia's dividend policy establishes a mandatory minimum dividend of 30% of the net income for the fiscal year, adjusted in accordance with Law 6,404/76. In addition, the policy allows for the semi-annual payment of dividends and/or interest on shareholders' equity for an amount not less than 55% of the net adjusted income.

CAPITAL MARKETS

Since its listing on Bovespa's *Novo Mercado*, Tractebel Energia has become a component of the Special Corporate Governance Stock Index (**IGC**) and the Special Tag Along Stock Index (**ITAG**), incorporating those companies offering greater protection to minority shareholders in the event of the sale of a controlling stake. The Company's shares are also included in the Corporate Sustainability Stock Index (**ISE**), comprising companies with a recognized commitment to social and corporate responsibility, as well as the Electric Energy Stock Index (**IEE**), which is a sector index made up of the more significant listed companies in the industry.

Tractebel Energia's common shares are traded on the São Paulo Stock Exchange under the TBLE3 symbol. The Company's Level I American Depositary Receipts (ADRs) are also traded on the US Over-The-Counter (OTC) market under the TBLEY symbol at a ratio of 1 ADR to every 5 common shares.

Share Performance – TBLE3

In 2Q07 TBLE3 appreciated 19.4%, while the Ibovespa, a stock index reflecting the performance of the 57 most liquid securities in the market, increased 18.8%. The IEE, which represents the performance of the electricity sector as a whole, rallied 26.7% in the period.

The Company's shares were traded on all the days the Stock Exchange was open for business, the average daily trading volume for the quarter being R$ 8.7 million.

On June 30 2007 the Company's shares were quoted at R$ 21.49/share, representing market capitalization equivalent to R$ 14.0 billion.


TBLE3 vs. IBOVESPA vs IEE
(Base 100 – 03/31/2006)
TBLE3 = R$21.49
IEE = 17,756
Ibovespa = 54,362
170
160
150
140
130
120
110
100
90
80
70
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
TBLE3
IEE
Ibovespa

SUBSEQUENT EVENT

On July 5 2007 Tractebel announced the appointment of Banco UBS Pactual S.A. to perform the function of market maker in its common shares on the Bovespa, the objective being to foster greater liquidity.

UPCOMING EVENTS

Tractebel Energia will be holding the following events to discuss quarterly earnings:

Conference Call with Webcast (in Portuguese)

Date: August 15 2007
Time: 10:00 a.m. (Brasília time)
Telephones for connection:
Participants in Brazil: 11 4688-6301
Password for participants: Tractebel

Conference Call with Webcast (in English)

Date: August 15 2007
Time: 11:00 a.m. (ET) / 12:00 noon (Brasília time)
Telephones for connection:
Participants in Brazil: (55 11) 4688-6301
Participants in USA: (1 800) 860-2442
Participants in other countries: (1 412) 858-4600
Password for participants: Tractebel

The links for access will be available on the Company's website (www.tractebelenergia.com.br), at the Investors section.
Replay available from August 15 to August 23 2007. Access by calling (55 11) 4688-6225, code 323.

Meetings with Analysts

São Paulo
Date: August 16 2007
Time: 8:30 a.m. (Brasília time)
Venue: Hotel Meliá Mofarrej

Rio de Janeiro
Date: August 16 2007
Time: 6:30 p.m. (Brasília time)
Venue: Pestana Hotel

Florianópolis
Date: August 21 2007
Time: 6:30 p.m. (Brasília time)
Venue; Hotel Majestic Palace

Disclaimer

This release contains information and opinions on future events subject to risks and uncertainties based on current forecasts, projections and tendencies of the Company's business. Innumerous factors can effect the estimates and suppositions on which these opinions are based. In view of these risks and uncertainties described herein, estimates and declarations with respect to future events contained in this material may not be become realities. In view of these restrictions, shareholders and investors should not take any decisions based on estimates, projections and declarations as to future events contained in this release.

ATTACHMENT I

TRACTEBEL ENERGIA S.A.

CONSOLIDATED BALANCE SHEET – ASSETS

Consolidated Balance Sheet	In Thousand Reais	
ASSETS	**6/30/2007**	**3/31/2007**
CURRENT ASSETS	**957,810**	**1,053,892**
Cash and cash equivalents	19,315	19,602
Securities	452,258	528,762
Resources subject to payment of obligations	13,002	4,632
Consumers, concessionaires and holder of permissions	378,664	351,889
Taxes and social contributon recoverable	20,377	40,008
Warehouse	20,586	22,975
Pledges and restricted deposits	8,100	37,940
Deferred assets	19,741	24,205
Advances to suppliers	6,639	1,672
Others	19,128	22,207
NON CURRENT ASSETS	**5,124,737**	**4,730,969**
Long Term Assets	**465,186**	**457,024**
Concessionaires and holders of permission	9,629	12,781
Taxes and social contributon to offset	13,963	13,342
Pledges and restricted deposits	30,908	30,430
Deposits in court	140,558	134,501
Disposal of assets and rights	72,945	70,852
Deferred assets	195,324	193,133
Others	1,859	1,985
Permanent Assets	**4,659,551**	**4,273,945**
Investments	97,252	63,979
Property plant and equipment	4,452,242	4,099,892
Intangible	76,786	77,611
Deferred	33,271	32,463
TOTAL	**6,082,547**	**5,784,861**



ATTACHMENT II

TRACTEBEL ENERGIA S.A.

CONSOLIDATED BALANCE SHEET – LIABILITIES

Consolidated Balance Sheet	In Thousand Reais	
LIABILITIES	**3/31/2007**	**12/31/2006**
CURRENT LIABILITIES	**958,014**	**1,276,216**
Suppliers	232,100	170,285
Dividends and interest on shareholder's equity	78,250	478,043
Loans and financing	268,512	287,290
Debentures	29,529	49,049
Taxes and social contribution in installments	180,216	145,494
Estimated obligations	34,009	31,759
Derivatives	21,149	13,515
Research and development (R&D) program obligations	41,506	37,248
Provision for contingencies	8,545	10,295
Post-employment benefits	19,536	19,620
Others	44,662	33,618
NON CURRENT LIABILITIES	**1,976,312**	**1,501,971**
Long Term Liabilities	**1,976,312**	**1,501,971**
Loans and financing	686,654	570,270
Debentures	665,654	323,434
Taxes and contributons payable in installments	7,251	5,161
Estimated obligations	1,054	703
Provision for contingencies	61,668	59,492
Concessions payable	213,673	208,257
Post-employment benefits	301,641	298,119
Deferred fiscal liabilities	36,535	36,535
Others	2,182	0
SHAREHOLDERS' EQUITY	**3,148,221**	**3,006,674**
Share capital	2,445,766	2,445,766
Capital reserves	91,695	91,695
Surplus reserves	227,111	227,111
Net Income	383,649	242,102
TOTAL	**6,082,547**	**5,784,861**



ATTACHMENT III

TRACTEBEL ENERGIA S.A.

CONSOLIDATED INCOME STATEMENT

In Thousand Reais	2Q07	2Q06	Chg. %	1H07	1H06	Chg. %
Gross operating revenue	**812,544**	**739,510**	**9.9**	**1,573,858**	**1,437,850**	**9.5**
Deductions from operating revenue	**(80,862)**	**(74,161)**	**9.0**	**(166,628)**	**(142,061)**	**17.3**
Net revenue from sales and services	**731,682**	**665,349**	**10.0**	**1,407,230**	**1,295,789**	**8.6**
Eletric energy and service costs	**(315,671)**	**(237,421)**	**33.0**	**(516,013)**	**(433,532)**	**19.0**
Personnel	(21,862)	(22,118)	-1.2	(42,147)	(38,753)	8.8
Electric energy purchased from third-party	(70,447)	(61,336)	14.9	(110,377)	(120,468)	-8.4
Transactions conducted through the CCEE	(91,160)	(38,108)	139.2	(138,376)	(54,462)	154.1
Fuel expenses	(29,669)	(40,261)	-26.3	(39,189)	(64,709)	-39.4
Financial compensation for use of water resources	(26,763)	(6,669)	301.3	(37,573)	(19,872)	89.1
Depreciation and amortization	(55,325)	(49,342)	12.1	(108,537)	(98,798)	9.9
Costs of services rendered	(2,517)	(2,592)	-2.9	(4,520)	(4,638)	-2.5
Others	(17,928)	(16,995)	5.5	(35,294)	(31,832)	10.9
Gross income	**416,011**	**427,928**	**-2.8**	**891,217**	**862,257**	**3.4**
Operating expenses	**(86,229)**	**(62,871)**	**37.2**	**(166,271)**	**(150,006)**	**10.8**
Selling expenses	(55,654)	(51,863)	7.3	(106,155)	(101,688)	4.4
General and administrative expenses	(32,860)	(30,833)	6.6	(63,094)	(64,102)	-1.6
Reversal of operational provisions, net	2,285	19,825	-88.5	2,978	15,784	-81.1
Service income	**329,782**	**365,057**	**-9.7**	**724,946**	**712,251**	**1.8**
Result of corporate participations	**(1,687)**	**(1,686)**	**0.1**	**(3,374)**	**(3,073)**	**9.8**
Amortization of goodwill	(1,687)	(1,686)	0.1	(3,374)	(3,373)	-
Equity income	-	-	-	-	300	-
Net financial income (expenses)	**(26,057)**	**(44,110)**	**-40.9**	**(52,543)**	**(64,950)**	**-19.1**
Financial income	21,895	29,178	-25.0	45,253	60,368	-25.0
Financial expenses	(47,952)	(73,288)	-34.6	(97,796)	(125,318)	-22.0
Operating income	**302,038**	**319,261**	**-5.4**	**669,029**	**644,228**	**3.8**
Non-operating income (loss)	(414)	(34,531)	-98.8	(1,116)	17,134	-
Income before taxes	**301,624**	**284,730**	**5.9**	**667,913**	**661,362**	**1.0**
Income tax	(52,854)	(70,346)	-24.9	(143,256)	(69,400)	106.4
Social contribution	(19,223)	(25,622)	-25.0	(53,008)	(59,394)	-10.8
Net income for the period	**229,547**	**188,762**	**21.6**	**471,649**	**532,568**	**-11.4**
EBITDA	387,805	417,010	-7.0	838,878	816,576	2.7
Net income per share	0.3517	0.2892	21.6	0.7226	0.8159	-11.4



ATTACHMENT IV

TRACTEBEL ENERGIA S.A.

CONSOLIDATED STATEMENT OF CASH FLOW

In thousands R$	2Q07	2Q06	1H07	1H06
Operating activities				
Net income for the year	229,547	188,762	471,649	532,568
Expenses (Revenues) that do not affect cash:				
Depreciation and amortization	58,023	51,960	113,932	104,044
Amortization of goodwill	1,687	1,686	3,374	3,373
Net monetary variations	(10,538)	6,766	(14,852)	(11,955)
Net interest	15,155	8,414	23,154	26,373
Operating provision (reversion), net	4,314	(12,669)	8,779	(8,438)
Investments of resources in R&D	7,207	5,900	14,156	22,698
Deferred income tax and social contribution	2,272	29,327	(5,225)	50,421
Result of writing off of permanent assetes	459	34,531	1,161	(17,134)
Others	52	1,845	104	7,049
	308,178	**316,522**	**616,232**	**708,999**
Decrease (increase) in assets				
Consumers and concessionaires	(23,623)	18,949	(14,228)	1,587
Resources subject to payment of obligations	(8,370)	-	8,641	-
Disposals, services in progress and expenditures to reimburse	6,804	222	8,568	2,535
Taxes and social contributions recoverable	19,583	37,689	6,085	(26,694)
Collateral and linked / judicial deposits	27,994	(20,889)	45,240	(41,514)
Warehouse	2,389	(4,352)	3,037	2,510
Pre-paid expenses	(4,966)	2,901	(3,617)	8,647
Others	(2,474)	1,514	610	4,469
	17,337	**36,034**	**54,336**	**(48,460)**
Increase (decrease) in liabilities				
Suppliers	63,727	34,042	(5,296)	52,304
Loans, financing and debentures	(13,952)	(17,980)	1,762	(116)
Taxes and social contributions	38,498	10,172	137,902	(9,745)
Estimated obligations	(4,978)	(3,997)	(6,040)	1,803
Provision for contingencies	(1,870)	(2,475)	(1,894)	(3,339)
Post-employment benefits	(7,440)	(7,216)	(15,142)	(16,185)
Research anda development	(2,948)	-	(7,785)	-
Others	11,242	(3,211)	4,608	(13,767)
	82,279	**9,335**	**108,115**	**10,955**
Funds from operating activities	**407,794**	**361,891**	**778,683**	**671,494**
Investments activities	**(391,993)**	**(14,172)**	**(426,624)**	**(23,329)**
Used in fixed assets and deferred items	(111,313)	(14,172)	(117,151)	(23,329)
Investments in acquisitions, net of acquired cash and cash equivalents	(280,680)	-	(309,473)	-
Financing activities	**(92,592)**	**(620,131)**	**(137,326)**	**(670,374)**
Payment of loans, financing and debentures	(59,220)	(85,206)	(103,641)	(126,631)
Debentures	459,414	-	459,414	-
Payment of *swap* adjusts	(3,264)	(37,226)	(3,577)	(46,044)
Payment of dividends and interest on shareholders' equity	(489,522)	(497,699)	(489,522)	(497,699)
Total effects on cash	**(76,791)**	**(272,412)**	**214,733**	**(22,209)**
Cash and cash equivalents				
Opening balance	548,364	559,340	256,840	309,137
Closing balance	471,573	286,928	471,573	286,928
	(76,791)	**(272,412)**	**214,733**	**(22,209)**
Payments made in the year				
Interest on loans, financing and debentures	49,131	53,308	61,996	73,242
Income tax and social contribution	41,574	16,502	94,798	105,907
Transactions that do not affect cash				
Offseting of income tax and social contribution	-	2,024	132	588
Proposed dividends and interest on shareholders' equity credited	88,000	-	88,000	-
Adjustement for previous fiscal years	-	-	-	29,953

O REGISTRO NA CVM NÃO IMPLICA QUALQUER APRECIAÇÃO SOBRE A COMPANHIA, SENDO OS SEUS ADMINISTRADORES RESPONSÁVEIS PELA VERACIDADE DAS INFORMAÇÕES PRESTADAS.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

4 - NIRE
42300024384

01.02 - SEDE

1 - ENDEREÇO COMPLETO	2 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366	CENTRO

3 - CEP	4 - MUNICÍPIO	5 - UF
88015-110	FLORIANÓPOLIS	SC

6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
48	3221-7316	-	-	
11 - DDD	**12 - FAX**	**13 - FAX**	**14 - FAX**	
48	3221-7002	-	-	

15 - E-MAIL
previtali@tractebelenergia.com.br

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME
MARC VERSTRAETE

2 - ENDEREÇO COMPLETO	3 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366	CENTRO

4 - CEP	5 - MUNICÍPIO	6 - UF
88015-110	FLORIANÓPOLIS	SC

7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
48	3221-7060	-	-	
12 - DDD	**13 - FAX**	**14 - FAX**	**15 - FAX**	
48	3221-7002	-	-	

16 - E-MAIL
marc@tractebelenergia.com.br

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2007	31/12/2007	2	01/04/2007	30/06/2007	1	01/01/2007	31/03/2007

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES	00385-9
11 - NOME DO RESPONSÁVEL TÉCNICO	**12 - CPF DO RESP. TÉCNICO**
CELSO DE ALMEIDA MORAES	680.686.898-34

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Unidades)	1 - TRIMESTRE ATUAL 30/06/2007	2 - TRIMESTRE ANTERIOR 31/03/2007	3 - IGUAL TRIMESTRE EX. ANTERIOR 30/06/2006
Do Capital Integralizado			
1 - Ordinárias	652.742.192	652.742.192	652.742.192
2 - Preferenciais	0	0	0
3 - Total	652.742.192	652.742.192	652.742.192
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO Privada Nacional
4 - CÓDIGO ATIVIDADE 1120 - Energia Elétrica
5 - ATIVIDADE PRINCIPAL GERAÇÃO E COMERCIALIZAÇÃO DE ENERGIA ELÉTRICA
6 - TIPO DE CONSOLIDADO Total
7 - TIPO DO RELATÓRIO DOS AUDITORES Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - ESPÉCIE E CLASSE DE AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	RCA	06/12/2006	Juros Sobre Capital Próprio	07/05/2007	ON	0,1516678425
02	AGO	17/04/2007	Dividendo	07/05/2007	ON	0,6023639686
03	RCA	10/05/2007	Juros Sobre Capital Próprio		ON	0,1348158600
04	RCA	14/08/2007	Dividendo		ON	0,5516214256

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Unidades)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
14/08/2007	

Marc Verstraete
Diretor Financeiro e de
Relações com Investidores

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2007	4 - 31/03/2007
1	Ativo Total	5.206.684	5.083.397
1.01	Ativo Circulante	752.539	959.566
1.01.01	Disponibilidades	286.066	417.695
1.01.01.01	Numerário Disponível	6.781	8.697
1.01.01.02	Aplicações Financeiras	279.285	408.998
1.01.02	Créditos	414.646	490.972
1.01.02.01	Clientes	334.645	306.656
1.01.02.01.01	Consumidores, Concess. e Permissionárias	334.645	306.656
1.01.02.02	Créditos Diversos	80.001	184.316
1.01.02.02.01	Dividendos a Receber de Controladas	34.735	103.021
1.01.02.02.02	Tributos e Contrib. Sociais a Compensar	14.978	30.937
1.01.02.02.03	Cauções e Depósitos Vinculados	5.020	35.791
1.01.02.02.04	Recursos Vinculados ao Pgto Obrigações	13.002	4.632
1.01.02.02.05	Outros	12.266	9.935
1.01.03	Estoques	19.724	22.142
1.01.04	Outros	32.103	28.757
1.01.04.01	Despesas Pagas Antecipadamente	6.618	1.481
1.01.04.02	Ativo Fiscal Diferido	19.539	23.435
1.01.04.03	Outros	5.946	3.841
1.02	Ativo Não Circulante	4.454.145	4.123.831
1.02.01	Ativo Realizável a Longo Prazo	408.648	401.870
1.02.01.01	Créditos Diversos	94.594	95.125
1.02.01.01.01	Concessionárias e Permissionárias	9.629	12.781
1.02.01.01.02	Alienação de Bens e Direitos	72.945	70.852
1.02.01.01.03	Tributos e Contrib. Sociais a Compensar	11.163	10.561
1.02.01.01.04	Outros	857	931
1.02.01.02	Créditos com Pessoas Ligadas	0	0
1.02.01.02.01	Com Coligadas e Equiparadas	0	0
1.02.01.02.02	Com Controladas	0	0
1.02.01.02.03	Com Outras Pessoas Ligadas	0	0
1.02.01.03	Outros	314.054	306.745
1.02.01.03.01	Depósitos Judiciais	119.363	113.789
1.02.01.03.02	Ativo Fiscal Diferido	193.689	191.902
1.02.01.03.03	Outros	1.002	1.054
1.02.02	Ativo Permanente	4.045.497	3.721.961
1.02.02.01	Investimentos	1.273.293	923.036
1.02.02.01.01	Participações Coligadas/Equiparadas	0	0
1.02.02.01.02	Participações Coligadas/Equiparadas-Ágio	0	0
1.02.02.01.03	Participações em Controladas	1.176.041	859.057
1.02.02.01.04	Participações em Controladas - Ágio	66.440	33.070
1.02.02.01.05	Outros Investimentos	30.812	30.909

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/06/2007	4 -31/03/2007
1.02.02.02	Imobilizado	2.770.090	2.796.704
1.02.02.03	Intangível	2.114	2.221
1.02.02.04	Diferido	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2007	4 - 31/03/2007
2	Passivo Total	5.206.684	5.083.397
2.01	Passivo Circulante	818.037	1.163.977
2.01.01	Empréstimos e Financiamentos	218.641	237.454
2.01.02	Debêntures	6.828	22.077
2.01.03	Fornecedores	233.182	182.763
2.01.04	Impostos, Taxas e Contribuições	126.916	106.977
2.01.05	Dividendos a Pagar	78.250	478.043
2.01.05.01	Dividendos e Juros s/ Capital Próprio	78.250	478.043
2.01.06	Provisões	40.024	41.737
2.01.06.01	Obrigações Estimadas	31.685	31.648
2.01.06.02	Contingências	8.339	10.089
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	114.196	94.926
2.01.08.01	Benefícios Pós-Emprego	19.536	19.620
2.01.08.02	Operações com Derivativos - Swap Cambial	21.149	13.515
2.01.08.03	Obrigações com Programas de P&D	35.801	32.518
2.01.08.04	Outros	37.710	29.273
2.02	Passivo Não Circulante	1.240.426	912.746
2.02.01	Passivo Exigível a Longo Prazo	1.240.426	912.746
2.02.01.01	Empréstimos e Financiamentos	283.123	316.067
2.02.01.02	Debêntures	551.494	200.000
2.02.01.03	Provisões	59.229	56.864
2.02.01.03.01	Obrigações Estimadas	1.054	703
2.02.01.03.02	Contingências	58.175	56.161
2.02.01.04	Dívidas com Pessoas Ligadas	0	0
2.02.01.05	Adiantamento para Futuro Aumento Capital	0	0
2.02.01.06	Outros	346.580	339.815
2.02.01.06.01	Tributos e Contribuições Sociais	6.222	5.161
2.02.01.06.02	Benefício Pós-Emprego	301.641	298.119
2.02.01.06.03	Passivo Fiscal Diferido	36.535	36.535
2.02.01.06.04	Outros	2.182	0
2.02.02	Resultados de Exercícios Futuros	0	0
2.04	Patrimônio Líquido	3.148.221	3.006.674
2.04.01	Capital Social Realizado	2.445.766	2.445.766
2.04.02	Reservas de Capital	91.695	91.695
2.04.03	Reservas de Reavaliação	0	0
2.04.03.01	Ativos Próprios	0	0
2.04.03.02	Controladas/Coligadas e Equiparadas	0	0
2.04.04	Reservas de Lucro	227.111	227.111
2.04.04.01	Legal	197.214	197.214
2.04.04.02	Estatutária	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/06/2007	4 -31/03/2007
2.04.04.03	Para Contingências	0	0
2.04.04.04	De Lucros a Realizar	0	0
2.04.04.05	Retenção de Lucros	29.897	29.897
2.04.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.04.04.07	Outras Reservas de Lucro	0	0
2.04.05	Lucros/Prejuízos Acumulados	383.649	242.102
2.04.06	Adiantamento para Futuro Aumento Capital	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2007 a 30/06/2007	4 - 01/01/2007 a 30/06/2007	5 - 01/04/2006 a 30/06/2006	6 - 01/01/2006 a 30/06/2006
3.01	Receita Bruta de Vendas e/ou Serviços	688.294	1.340.807	652.384	1.286.221
3.01.01	Suprimento de Energia Elétrica	595.979	1.168.497	569.738	1.120.993
3.01.02	Fornecimento de Energia Elétrica	87.788	163.989	77.465	155.948
3.01.03	Outras Receitas	4.527	8.321	5.181	9.280
3.02	Deduções da Receita Bruta	(55.014)	(110.541)	(53.243)	(103.091)
3.02.01	Impostos e Contribuições	(48.682)	(98.238)	(47.117)	(90.737)
3.02.02	Pesquisa e Desenvolvimento	(6.332)	(12.303)	(6.126)	(12.354)
3.03	Receita Líquida de Vendas e/ou Serviços	633.280	1.230.266	599.141	1.183.130
3.04	Custo de Bens e/ou Serviços Vendidos	(323.694)	(558.950)	(252.151)	(470.778)
3.04.01	Energia Elétrica Comprada de Terceiros	(98.549)	(195.097)	(99.041)	(197.702)
3.04.02	Transações no Âmbito da CCEE	(90.665)	(134.810)	(31.618)	(46.656)
3.04.03	Custo de Produção de Energia Elétrica	(131.963)	(224.523)	(118.900)	(221.782)
3.04.04	Custo dos Serviços Prestados	(2.517)	(4.520)	(2.592)	(4.638)
3.05	Resultado Bruto	309.586	671.316	346.990	712.352
3.06	Despesas/Receitas Operacionais	(33.617)	(59.369)	(43.980)	(94.453)
3.06.01	Com Vendas	(45.374)	(88.509)	(41.957)	(81.889)
3.06.02	Gerais e Administrativas	(28.080)	(53.928)	(26.381)	(55.577)
3.06.03	Financeiras	(11.953)	(20.033)	(26.459)	(24.511)
3.06.03.01	Receitas Financeiras	16.841	36.164	25.964	51.296
3.06.03.02	Despesas Financeiras	(28.794)	(56.197)	(52.423)	(75.807)
3.06.04	Outras Receitas Operacionais	2.151	2.888	19.711	15.947
3.06.04.01	Reversão Prov.Operac., líquida	2.151	2.888	19.711	15.947
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	49.639	100.213	31.106	51.577
3.06.06.01	Equivalência Patrimonial	51.326	103.587	32.792	54.950
3.06.06.02	Amortização de Ágio na Partic. Empresas	(1.687)	(3.374)	(1.686)	(3.373)
3.07	Resultado Operacional	275.969	611.947	303.010	617.899

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2007 a 30/06/2007	4 - 01/01/2007 a 30/06/2007	5 - 01/04/2006 a 30/06/2006	6 - 01/01/2006 a 30/06/2006
3.08	Resultado Não Operacional	(459)	(1.161)	(34.622)	17.046
3.08.01	Receitas	211	558	(32.618)	45.814
3.08.02	Despesas	(670)	(1.719)	(2.004)	(28.768)
3.09	Resultado Antes Tributação/Participações	275.510	610.786	268.388	634.945
3.10	Provisão para IR e Contribuição Social	(43.854)	(145.400)	(52.255)	(51.759)
3.10.01	Imposto de Renda	(32.120)	(106.593)	(33.799)	(33.303)
3.10.02	Contribuição Social	(11.734)	(38.807)	(18.456)	(18.456)
3.11	IR Diferido	(2.109)	6.263	(27.371)	(50.618)
3.11.01	Imposto de Renda	(1.551)	5.259	(24.557)	(16.764)
3.11.02	Contribuição Social	(558)	1.004	(2.814)	(33.854)
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.15	Lucro/Prejuízo do Período	229.547	471.649	188.762	532.568
	NÚMERO AÇÕES, EX-TESOURARIA (Unidades)	652.742.192	652.742.192	652.742.192	652.742.192
	LUCRO POR AÇÃO (Reais)	0,35167	0,72257	0,28918	0,81589
	PREJUÍZO POR AÇÃO (Reais)				

1 – CONTEXTO OPERACIONAL

A Companhia é concessionária de uso de bem público, na condição de produtor independente, com sede em Florianópolis - SC, e tem como atividade a geração e comercialização de energia elétrica, cuja regulamentação está subordinada à ANEEL, vinculada ao Ministério de Minas e Energia.

Sua capacidade instalada, incluindo a propriedade indireta das UHEs Itá, Cana Brava e Machadinho e da Unidade de Co-geração Lages, é de 5.881 MW, dos quais 79,37% em usinas hidrelétricas e 20,63% em termelétricas. A capacidade de fornecimento de energia elétrica da Companhia, incluindo o contrato para compra de longo prazo firmado com a controlada Itá Energética S.A. - ITASA é de 5.917 MW.

Neste trimestre, a Tractebel Energia adquiriu o controle acionário da Companhia Energética São Salvador - CESS, correspondente a 99,99% das ações representativas do capital social, pelo valor de R$ 304.000. A CESS é uma Sociedade de Propósito Específico (SPE) constituída para construir e operar a Usina Hidrelétrica São Salvador. As principais características do empreendimento estão descritas na Nota 9-b.

2 – APRESENTAÇÃO DAS INFORMAÇÕES TRIMESTRAIS

As Informações Trimestrais foram elaboradas segundo as práticas contábeis adotadas no Brasil, as quais são consistentes com aquelas adotadas para a elaboração das Demonstrações Contábeis de 31.12.2006.

Os valores apresentados nas Informações Trimestrais - ITR (textos e tabelas) estão expressos em milhares (de reais e outras moedas), exceto onde indicado de maneira diferente.

As notas explicativas às Demonstrações Contábeis de 31.12.2006 complementam as notas destas Informações Trimestrais, apresentadas de formas resumidas.

Demonstrações contábeis consolidadas

São eliminados os investimentos da investidora no capital das investidas, bem como os saldos ativos e passivos e as receitas e despesas decorrentes de operações entre as companhias consolidadas.

Os componentes do ativo e passivo e as receitas e despesas da ITASA são consolidados na proporção da participação da Companhia em seu capital social, por se tratar de controle compartilhado.

3 – APLICAÇÕES FINANCEIRAS

	Controladora		Consolidado	
	30.06.2007	31.03.2007	30.06.2007	31.03.2007
Citibank - Fundo de Investimento Exclusivo				
Certificado de Depósito Bancário (CDB)	19.475	27.876	24.728	27.876
Operações Compromissadas com Títulos Públicos Federais	259.810	381.122	329.889	381.122
Instituições Financeiras (*)				
Certificado de Depósito Bancário (CDB)	-	-	71.048	78.547
Notas do Tesouro Nacional (NTN) - D	-	-	4.006	4.185
Operações Compromissadas com Títulos Públicos Federais	-	-	-	10.444
Operações Compromissadas com Títulos Privados	-	-	22.587	26.588
	279.285	408.998	452.258	528.762
Banco Santos				
Certificado de Depósito Bancário (CDB)	1.777	1.777	2.603	2.603
(-) Provisão para perdas	(1.777)	(1.777)	(2.603)	(2.603)
	279.285	408.998	452.258	528.762

(*) Banco do Brasil, ABN Amro Real, Banco Safra, Unibanco, Banco Santander e Banco Votorantim, HSBC e Banco Itaú.

A provisão para perdas foi constituída em decorrência da falência decretada do Banco Santos no ano de 2005.

4 – CONSUMIDORES, CONCESSIONÁRIAS E PERMISSIONÁRIAS

	Controladora				
	30.06.2007				31.03.2007
		Vencidos			
	Vincendos	*até 90 dias*	*mais de 90 dias*	*Total*	*Total*
Circulante					
Concessionárias	190.921	95	-	191.016	198.093
Comercializadoras	54.143	7.856	-	61.999	50.414
Consumidores livres	24.713	513	6	25.232	28.563
Exportação	34.717	-	740	35.457	3.979
Transações no âmbito da CCEE/MAE					
- Parcelamentos	16.527	-	-	16.527	19.065
- Recomposição tarifária extra-ordinária - RTE	4.414	-	-	4.414	6.542
- Agentes com ações judiciais ou inadimplentes	109.873	-	11.947	121.820	121.820
	130.814	-	11.947	142.761	147.427
	435.308	**8.464**	**12.693**	**456.465**	**428.476**
(-) Provisão para créditos de liquidação duvidosa	(109.873)	-	(11.947)	(121.820)	(121.820)
	325.435	8.464	746	334.645	306.656
Longo prazo					
Transações no âmbito da CCEE/MAE					
- Parcelamentos	8.387	-	-	8.387	11.409
- Recomposição tarifária extra-ordinária - RTE	1.242	-	-	1.242	1.372
	9.629	-	-	9.629	12.781

04.01 - NOTAS EXPLICATIVAS

	Consolidado				
	30.06.2007				31.03.2007
		Vencidos			
	Vincendos	até 90 dias	mais de 90 dias	Total	Total
Circulante					
Concessionárias	193.619	95	-	193.714	200.839
Comercializadoras	42.988	-	-	42.988	32.048
Consumidores livres	82.718	513	6	83.237	86.100
Exportação	34.717	-	740	35.457	3.979
Transações no âmbito da CCEE/MAE					
- Correntes	459	-	-	459	1.448
- Parcelamentos	16.527	-	-	16.527	19.065
- Recomposição tarifária extra-ordinária - RTE	4.414	-	-	4.414	6.542
- Agentes com ações judiciais ou inadimplentes	110.498	-	13.944	124.442	124.442
	131.898	-	13.944	145.842	151.497
	485.940	608	14.690	501.238	474.463
(-) Provisão para créditos de liquidação duvidosa	(110.498)	-	(12.076)	(122.574)	(122.574)
	375.442	608	2.614	378.664	351.889
Longo prazo					
Transações no âmbito da CCEE/MAE					
- Parcelamentos	8.387	-	-	8.387	11.409
- Recomposição tarifária extra-ordinária - RTE	1.242	-	-	1.242	1.372
	9.629	-	-	9.629	12.781

A provisão para devedores duvidosos sobre os valores vincendos foi constituída em virtude de incertezas quanto à realização de créditos decorrentes de transações ocorridas no âmbito do Mercado Atacadista de Energia Elétrica - MAE (atualmente, Câmara de Comercialização de Energia Elétrica - CCEE) no período de setembro de 2000 a setembro de 2002, cujos agentes devedores ingressaram com ações judiciais por discordarem da interpretação adotada por aquele órgão, relativamente às disposições do Acordo Geral do Setor Elétrico.

Os valores vencidos há mais de 90 dias relativos a transações no âmbito do MAE referem-se a débitos de agentes inadimplentes na 1ª liquidação do MAE, realizada em 30.12.2002. Tais valores estão sendo objeto de negociações bilaterais. Contudo, em razão das incertezas de recebimento do referido crédito, a Companhia mantém provisão para créditos de liquidação duvidosa, independentemente das ações aplicáveis ao caso.

5 – TRIBUTOS E CONTRIBUIÇÕES SOCIAIS A COMPENSAR

	Controladora		Consolidado	
	30.06.2007	31.03.2007	30.06.2007	31.03.2007
Circulante				
ICMS	42.108	42.304	43.511	43.711
Imposto de renda	709	14.345	4.013	19.577
Contribuição social	3.655	6.522	4.347	8.230
COFINS	2.233	1.714	2.233	2.309
PIS	485	372	485	501
INSS	6.639	7.031	6.639	7.031
	55.829	**72.288**	**61.228**	**81.359**
(-) Provisão para perdas na recuperação de créditos de ICMS	(40.851)	(41.351)	(40.851)	(41.351)
	14.978	**30.937**	**20.377**	**40.008**
Longo prazo				
ICMS	3.241	3.250	6.029	6.019
COFINS	6.509	6.007	6.519	6.017
PIS	1.413	1.304	1.415	1.306
	11.163	**10.561**	**13.963**	**13.342**

A provisão para perdas na realização de crédito acumulado de ICMS decorrente da aquisição de gás natural para produção de energia elétrica na UTE William Arjona, no Estado do Mato Grosso do Sul, foi constituída em virtude da dificuldade de compensação total dos créditos naquele Estado, tendo em vista que parcela substancial da venda de energia elétrica ocorria com diferimento de ICMS.

6 – ATIVO FISCAL DIFERIDO

	Controladora				
	30.06.2007				31.03.2007
Natureza dos créditos	**Base de cálculo**	**Imposto de renda**	**Contribuição social**	**Total**	**Total**
Remuneração das Imobilizações em Curso - RIC	146.550	36.637	-	36.637	36.637
Benefícios pós-emprego	179.114	44.779	16.120	60.899	59.000
Provisão para créditos de liquidação duvidosa	121.820	30.455	10.964	41.419	41.419
Provisão para contingências	99.852	24.963	8.987	33.950	34.080
Provisão para perdas com créditos de ICMS	40.851	10.213	3.676	13.889	14.060
Depreciação acelerada UTE W. Arjona	26.861	6.715	2.417	9.132	9.417
Bônus gerencial e especial	3.480	870	313	1.183	7.179
Operações de *swap* cambial	21.149	5.287	1.903	7.190	4.595
Ajuste a valor presente de valores a receber	22.212	5.553	1.999	7.552	8.122
Provisão para perdas em aplicações financeiras	1.777	444	160	604	604
PIS e COFINS sobre ICMS - Exigibilidade Suspensa	1.287	322	116	438	-
Outros	983	246	89	335	224
		166.484	46.744	213.228	215.337
Classificação do ativo fiscal diferido:					
Circulante		15.337	4.202	19.539	23.435
Não circulante		151.147	42.542	193.689	191.902
		166.484	46.744	213.228	215.337

04.01 - NOTAS EXPLICATIVAS

	Consolidado				
	30.06.2007				31.03.2007
Natureza dos créditos	Base de cálculo	Imposto de renda	Contribuição social	Total	Total
Remuneração das Imobilizações em Curso - RIC	146.550	36.637	-	36.637	36.637
Benefícios pós-emprego	179.114	44.779	16.120	60.899	59.000
Provisão para créditos de liquidação duvidosa	122.574	30.643	11.032	41.675	41.675
Provisão para contingências	102.254	25.564	9.204	34.768	34.844
Provisão para perdas com créditos de ICMS	40.851	10.213	3.676	13.889	14.060
Depreciação acelerada UTE W. Arjona	26.861	6.715	2.417	9.132	9.417
Bônus gerencial e especial	3.480	870	313	1.183	7.179
Operações de *swap* cambial	21.149	5.287	1.903	7.190	4.595
Ajuste a valor presente de valores a receber	22.212	5.553	1.999	7.552	8.122
Provisão para perdas em aplicações financeiras	2.603	651	234	885	885
PIS e COFINS sobre ICMS - Exigibilidade Suspensa	2.316	579	208	787	-
Prejuízo fiscal	259	65	-	65	483
Base negativa da contribuição social	754	-	68	68	217
Outros	983	246	89	335	224
		167.802	47.263	215.065	217.338
Classificação do ativo fiscal diferido:					
Circulante		15.453	4.288	19.741	24.205
Não circulante		152.349	42.975	195.324	193.133
		167.802	47.263	215.065	217.338

A realização dos ativos fiscais diferidos, oriundos das diferenças temporárias, dar-se-á pelo pagamento das provisões efetuadas ou, quando for o caso, pela realização das perdas provisionadas. No que se refere ao ativo fiscal diferido decorrente de prejuízo fiscal e da base negativa da contribuição social, a realização dar-se-á pela compensação de sua base, limitada a 30% dos lucros tributáveis nos períodos subseqüentes.

04.01 - NOTAS EXPLICATIVAS

O horizonte de realização do ativo fiscal diferido a longo prazo e a sua recuperação através de geração de lucros tributáveis futuros foram estimados conforme abaixo:

	Controladora	Consolidado
Ativo fiscal diferido, registrado		
Jul a Dez/2008	6.942	7.028
2009	19.302	19.974
2010	32.045	32.079
2011	54.401	54.709
2012	12.846	13.247
2013 a 2015	33.392	33.494
2016 em diante	34.761	34.793
	193.689	195.324
Ativo fiscal diferido, não registrado		
Jul/2017 em diante	17.280	17.280
	210.969	212.604

O ativo fiscal diferido não registrado corresponde a Remuneração das Imobilizações em Curso – RIC. A sua realização ocorre na proporção da depreciação dos respectivos ativos, cujo prazo, atualmente, ultrapassa 10 anos, resultando em ativo fiscal diferido não reconhecido, em observância à Instrução CVM nº 371/02.

7 – CONCILIAÇÃO DOS TRIBUTOS, NO RESULTADO

	Controladora							
	2007				2006			
	2º Trimestre		Acumulado		2º Trimestre		Acumulado	
	IR	CS	IR	CS	IR	CS	IR	CS
Resultado antes dos tributos	275.510	275.510	610.786	610.786	268.388	268.388	634.945	634.945
Diferenças permanentes								
Adições								
Amortização de ágio	1.687	-	3.374	-	1.686	-	3.373	-
Doações	317	317	717	717	652	652	1.072	1.072
Outras	1.513	75	2.214	119	1.527	94	1.651	158
Exclusões								
Equival. patrimonial	(51.326)	(51.326)	(103.587)	(103.587)	(32.792)	(32.792)	(54.950)	(54.950)
Juros s/Capital Próprio	(88.000)	(88.000)	(88.000)	(88.000)	-	-	-	-
Provisão para perdas da UTE Jacuí	-	-	-	-	-	-	(303.131)	-
RIC (*)								
UTE Jacuí	-	-	-	-	-	-	(71.263)	-
Demais ativos	(3.664)	-	(7.308)	-	(3.407)	-	(6.815)	-
Base de cálculo	136.037	136.576	418.196	420.035	236.054	236.342	204.882	581.225
Alíquotas	25%	9%	25%	9%	25%	9%	25%	9%
IR e CS	(34.009)	(12.292)	(104.549)	(37.803)	(59.014)	(21.270)	(51.221)	(52.310)
Complemento do IR diferido sobre a RIC	-	-	2.471	-	-	-	-	-
Incentivos fiscais	332	-	732	-	652	-	1.072	-
Outros	6	-	12	-	6	-	82	-
IR e CS - resultado	(33.671)	(12.292)	(101.334)	(37.803)	(58.356)	(21.270)	(50.067)	(52.310)
Composição dos tributos no resultado:								
Corrente	(32.120)	(11.734)	(106.593)	(38.807)	(33.799)	(18.456)	(33.303)	(18.456)
Diferido	(1.551)	(558)	5.259	1.004	(24.557)	(2.814)	(16.764)	(33.854)
	(33.671)	(12.292)	(101.334)	(37.803)	(58.356)	(21.270)	(50.067)	(52.310)

(*) RIC – Remuneração das Imobilizações em Curso

04.01 - NOTAS EXPLICATIVAS

	Consolidado							
	2007				2006			
	2º Trimestre		Acumulado		2º Trimestre		Acumulado	
	IR	CS	IR	CS	IR	CS	IR	CS
Resultado antes dos tributos	301.624	301.624	667.913	667.913	284.730	284.730	661.362	661.362
Diferenças permanentes								
Adições								
Amortização de ágio	1.687	-	3.374	-	1.686	-	3.373	-
Doações	317	317	867	867	652	652	1.222	1.222
Outras	1.708	76	2.471	132	1.580	96	1.753	160
Exclusões								
Juros s/Capital Próprio	(88.000)	(88.000)	(88.000)	(88.000)	-	-	-	-
Provisão para perdas da UTE Jacuí	-	-	-	-	-	-	(303.131)	-
RIC [(*)]								
UTE Jacuí	-	-	-	-	-	-	(71.263)	-
Demais ativos	(3.664)	-	(7.308)	-	(3.407)	-	(6.815)	-
Ajuste em controlada tributada pelo lucro presumido	(682)	(307)	(2.152)	(1.415)	(1.375)	(1.003)	(3.265)	(2.522)
Outros	-	-	-	-	-	-	(300)	(300)
Base de cálculo	212.990	213.710	577.165	579.497	283.866	284.475	282.936	659.922
Alíquotas	25%	9%	25%	9%	25%	9%	25%	9%
IR e CS	(53.247)	(19.233)	(144.291)	(52.154)	(70.967)	(25.603)	(70.734)	(59.394)
IR e CS de períodos anteriores	28	10	(2.372)	(854)	-	-	-	-
Complemento do IR diferido sobre a RIC	-	-	2.471	-	-	-	-	-
Incentivos fiscais	332	-	882	-	652	-	1.222	-
Outros	33	-	54	-	(31)	(19)	112	-
IR e CS - resultado	(52.854)	(19.223)	(143.256)	(53.008)	(70.346)	(25.622)	(69.400)	(59.394)
Composição dos tributos no resultado:								
Corrente	(51.182)	(18.623)	(147.750)	(53.739)	(44.350)	(22.291)	(52.780)	(25.593)
Diferido	(1.672)	(600)	4.494	731	(25.996)	(3.331)	(16.620)	(33.801)
	(52.854)	(19.223)	(143.256)	(53.008)	(70.346)	(25.622)	(69.400)	(59.394)

(*) RIC – Remuneração das Imobilizações em Curso

8 – ALIENAÇÃO DE BENS E DIREITOS

Em junho de 2004, julho de 2005 e março de 2006, a Companhia transferiu 33,33%, em cada ano, do projeto Jacuí à Elétrica Jacuí S.A. – ELEJA, a qual passou a ser titular da totalidade do mesmo. A ELEJA é uma sociedade de propósito específico, controlada por sociedade detentora dos direitos de exploração de jazidas de carvão mineral na região do projeto Jacuí. Nos termos do contrato, a ELEJA assumiu a responsabilidade pela conclusão do projeto Jacuí.

Em garantia ao cumprimento das obrigações contratuais, incluindo o pagamento do preço de compra, a ELEJA dá para a Tractebel Energia, em promessa de penhor e hipoteca, os direitos, bens, máquinas, imóveis e seus acessórios, que foram objeto do contrato de compra e venda entre as partes.

De acordo com as condições contratuais os valores da venda estão sendo atualizados pelo IGP-DI e serão recebidos em 36 parcelas a partir da data de início da operação comercial da UTE Jacuí ou da data que se completarem quatro anos, contados a partir da venda.

Considerando que os valores contratuais estão a preço futuro, a Companhia procedeu ao seu ajuste a valor presente, aplicando a taxa de desconto de 10% a.a. Os valores nominais e os descontados a valor presente, na controladora e no consolidado, são como se segue:

	30.06.2007	31.03.2007
Valor da alienação	95.157	94.740
(-) Ajuste a valor presente	(22.212)	(23.888)
	72.945	70.852

9 – INVESTIMENTOS

a) Composição

	Controladora		Consolidado	
	30.06.2007	31.03.2007	30.06.2007	31.03.2007
Participações societárias permanentes:				
Avaliadas pelo método de equivalência patrimonial	1.176.041	859.057	-	-
Ágio	66.440	33.070	66.440	33.070
Avaliadas pelo custo de aquisição	28.796	28.796	28.796	28.796
Bens e direitos de uso futuro e destinados à alienação	1.895	1.742	1.895	1.742
Outros investimentos	121	371	121	371
	1.273.293	923.036	97.252	63.979

04.01 - NOTAS EXPLICATIVAS

b) Participações societárias permanentes

b.1) Avaliadas pelo método de equivalência patrimonial

	30.06.2007				31.03.2007
Empresas	**Lote de Mil Ações ou Quotas**	**Participação (%)**	**Lucro Líquido (Prejuízo)**	**Patrimônio Líquido**	**Patrimônio Líquido**
Itá Energética S.A. - ITASA	253.607	48,75	19.447	580.288	579.513
Companhia Energética Meridional - CEM	344.528	99,99	47.971	528.529	501.993
Companhia Energética São Salvador - CESS	268.943	99,99	-	268.943	268.443
Lages Bioenergética Ltda.	30.530	99,99	3.368	35.784	34.476
Tractebel Energia Comercializadora Ltda.	4.200	99,99	42.781	59.894	40.074
Delta Energética S.A.	45	99,99	(13)	-	2

Movimentação dos investimentos

No presente trimestre

Empresas	Saldo em 31.03.2007	Aquisição	Resultado da Equivalência Patrimonial	Amortização do Ágio	Dividendos	Saldo em 30.06.2007
ITASA						
Equival. Patrimonial	282.512	-	3.663	-	(3.285)	282.890
Ágio	7.438	-	-	(573)	-	6.865
CEM						
Equival. Patrimonial	501.993	-	26.536	-	-	528.529
Ágio	25.632	-	-	(1.114)	-	24.518
CESS						
Equival. Patrimonial	-	268.943	-	-	-	268.943
Ágio	-	35.057	-	-	-	35.057
Lages Bioenergética	34.476	-	1.308	-	-	35.784
Tractebel Comercializadora	40.074	-	19.820	-	-	59.894
Delta Energética	2	-	(1)	-	-	1
	892.127	304.000	51.326	(1.687)	(3.285)	1.242.481

No primeiro trimestre

Empresas	Saldo em 31.12.2006	Aumento de Capital	Resultado da Equivalência Patrimonial	Amortização do Ágio	Saldo em 31.03.2007
ITASA					
Equival. Patrimonial	276.695	-	5.817	-	282.512
Ágio	8.010	-	-	(572)	7.438
CEM					
Equival. Patrimonial	480.558	-	21.435	-	501.993
Ágio	26.747	-	-	(1.115)	25.632
Lages Bioenergética	32.416	-	2.060	-	34.476
Tractebel Comercializadora	17.113	-	22.961	-	40.074
Delta Energética	4	10	(12)	-	2
	841.543	10	52.261	(1.687)	892.127

A Companhia, no presente trimestre, adquiriu a totalidade das ações ordinárias e preferenciais de emissão da CESS, detidas pela sua controladora SUEZ Energy South America Participações Ltda.

A CESS é titular da concessão do aproveitamento hidrelétrico São Salvador, que possui 243,2 MW de capacidade instalada e 148,5 MW médios de energia assegurada. Em outubro de 2006, a CESS comercializou no 3º Leilão de Energia Nova, por um período de 30 anos, que se iniciará em janeiro de 2011, 148 MW médios com empresas distribuidoras de energia elétrica que participam do Ambiente de Contratação Regulada - ACR.

O preço pago pela Companhia à SESA foi de R$ 304.000 à vista, valor esse que deverá ser acrescido de R$ 18.000 caso ocorra a concatenação entre a data do início dos pagamentos relativos ao Uso do Bem Público - UBP e o início do fornecimento de energia elétrica originalmente previsto para 2011 nos Contratos de Comercialização de Energia Elétrica - CCEARs.

O ágio pago na aquisição do controle acionário foi de R$ 35.057 e será adicionado de R$ 18.000 caso seja concretizada a condição mencionada acima. O referido ágio tem fundamento econômico na expectativa de resultado futuro e será amortizado em 10 anos a partir do início da operação comercial, previsto para 2009. A determinação do ágio teve por base fluxo de caixa calculado por instituição financeira especializada, com premissas indicadas ao contexto da investida, projetado para 35 anos, prazo de concessão da usina, ajustado a valor presente com a taxa de desconto em termos nominais de aproximadamente 9% a.a., em dólar norte americano. A avaliação levou em consideração a relação *debt/equity* de 70/30 para a construção da usina.

Pela outorga da concessão onerosa da UHE São Salvador, a CESS pagará à União, por intermédio da Agência Nacional de Energia Elétrica – ANEEL, o valor original de R$ 555.000, em parcelas mensais proporcionais ao valor anual reajustado. De acordo com o Segundo Termo Aditivo ao Contrato de Concessão nº 017/2002, de 18.07.2007, o início do pagamento dar-se-á a partir da operação comercial da 1ª unidade geradora do UHE São Salvador, ou a partir do início da entrega da energia objeto de Contratos de Comercialização de Energia no Ambiente Regulado – CCEAR, o que ocorrer primeiro, até o término da concessão, em abril de 2037.

04.01 - NOTAS EXPLICATIVAS

Ainda conforme o referido aditivo, este valor será atualizado anualmente pela variação do Índice Geral de Preços do Mercado - IGP-M até 18.07.2007, e a partir desta data, pela variação do IGP-M e do Índice Nacional de Preços ao Consumidor Amplo – IPCA.

Os valores contratuais atualizados pelo IGP-M, até 30.06.2007, são os seguintes:

Valor anual	32.406
Parcelas mensais (1/12)	2.700
Valor presente da Concessão	272.993

O valor presente da Concessão foi calculado com base na taxa de desconto de 10% a.a., tradicionalmente utilizada no setor elétrico brasileiro, considerando os pagamentos no período de 01.01.2009 a 23.04.2037.

b.2) Avaliadas pelo custo de aquisição

Machadinho Energética S.A. – MAESA

Em março de 2007, a Companhia adquiriu 2,82% de participação acionária na Machadinho Energética S.A. – MAESA, a qual é uma Sociedade de Propósito Específico (SPE) que foi constituída para construir e explorar, através de consórcio, a usina hidrelétrica Machadinho pelo valor de R$ 28.793. As companhias consorciadas são a MAESA e a Tractebel Energia, com participações de 83,06% e 16,94%, respectivamente. Em conseqüência desta aquisição, a Tractebel Energia aumentou a sua participação total na concessão e no consórcio em 2,34%, passando para 19,28%.

10 – ATIVO IMOBILIZADO

a) Composição

	Consolidado					
	30.06.2007				31.03.2007	
	Taxas médias de depreciação	Custo corrigido	Depreciação amortização acumulada	Valor líquido	Valor líquido	Empresa
Imobilizações em Serviço						
Geração Hidrelétrica						
UHE Salto Santiago	2,5	640.770	(497.975)	142.795	146.649	Controladora
UHE Salto Osório	2,8	311.678	(234.772)	76.906	69.175	Controladora
UHE Passo Fundo	2,5	123.093	(94.079)	29.014	29.725	Controladora
UHE Itá (em consórcio)	3,5	1.776.691	(287.738)	1.488.953	1.503.075	Controladora /ITASA
UHE Machadinho (em consórcio)	3,1	179.939	(22.868)	157.071	158.501	Controladora
UHE Cana Brava	2,9	874.478	(106.038)	768.440	774.927	CEM
		3.906.649	(1.243.470)	2.663.179	2.682.052	
Geração Termelétrica						
Complexo Jorge Lacerda	4,3	2.473.614	(1.307.461)	1.166.153	1.189.316	Controladora
UTE Charqueadas	4,4	58.669	(49.916)	8.753	7.238	Controladora
UTE Alegrete	3,6	8.289	(7.286)	1.003	963	Controladora
UTE William Arjona	4,3	174.661	(73.231)	101.430	102.473	Controladora
Unidade de Cogeração Lages	4,3	74.126	(9.875)	64.251	64.811	Lages
		2.789.359	(1.447.769)	1.341.590	1.364.801	
Equipamentos Gerais e Outros	10,0	45.087	(19.120)	25.967	26.083	Consolidado
		6.741.095	(2.710.359)	4.030.736	4.072.936	
Imobilizações em Curso						
Geração Hidrelétrica						
UHE São Salvador		391.781	-	391.781	-	CESS
Outros UHE (obras de adição)		15.580	-	15.580	25.235	Controladora/ ITASA/CEM
Geração Termelétrica		22.420	-	22.420	9.942	Controladora/ Lages
Equipamentos Gerais e Outros		1.353	-	1.353	1.398	Controladora
		431.134	-	431.134	36.575	
Total das imobilizações		7.172.229	(2.710.359)	4.461.870	4.109.511	
Obrigações especiais		(9.628)	-	(9.628)	(9.619)	Controladora/ Lages
		7.162.601	(2.710.359)	4.452.242	4.099.892	

b) Mutação do ativo imobilizado

	Controladora			Consolidado		
	Em serviço	Em curso	Total	Em serviço	Em curso	Total
Saldo em 31.12.2006	2.791.039	54.890	2.845.929	4.097.780	60.737	4.158.517
Aquisições	-	3.896	3.896	-	4.641	4.641
Transferências	28.371	(28.371)	-	28.803	(28.803)	-
Depreciação	(42.711)	-	(42.711)	(52.731)	-	(52.731)
Baixas	(916)	-	(916)	(916)	-	(916)
Saldo em 31.03.2007	2.775.783	30.415	2.806.198	4.072.936	36.575	4.109.511
Aquisições	-	18.512	18.512	-	410.660	410.660
Transferências	12.932	(12.932)	-	13.206	(13.206)	-
Depreciação	(44.411)	-	(44.411)	(54.853)	-	(54.853)
Baixas	(553)	(153)	(706)	(553)	(2.895)	(3.448)
	2.743.751	35.842	2.779.593	4.030.736	431.134	4.461.870
Obrigações Especiais	(9.503)	-	(9.503)	(9.628)	-	(9.628)
Saldo em 30.06.2007	2.734.248	35.842	2.770.090	4.021.108	431.134	4.452.242

Apropriação dos encargos financeiros

Os encargos financeiros vinculados a financiamentos da Companhia Energética São Salvador – CESS, no valor de R$ 3.510, estão sendo reconhecidos no imobilizado em curso.

11 – ATIVO INTANGÍVEL

	Consolidado					
	30.06.2007				31.03.2007	
	Taxas médias de amortização	Custo corrigido	Amortização acumulada	Valor líquido	Valor líquido	Empresa
Direito de exploração UHE Cana Brava	3,2	88.664	(14.065)	74.599	75.310	CEM
Direito de uso de softwares	20,0	9.654	(7.467)	2.187	2.301	Consolidado
		98.318	(21.532)	76.786	77.611	

12 – EMPRÉSTIMOS E FINANCIAMENTOS

As principais informações a respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) **Composição**

	Controladora					
	30.06.2007			31.03.2007		
	Principal e encargos			Principal e encargos		
	Circulante	Não circulante	Total	Circulante	Não circulante	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	22.342	183.929	206.271	23.783	207.532	231.315
BNP Paribas (*Floating Rate Note)*	104.292	-	104.292	109.557	-	109.557
Deutsche Bank	3.701	5.551	9.252	3.939	7.878	11.817
ABN AMRO Bank	5.432	-	5.432	5.782	-	5.782
Encargos	10.676	-	10.676	13.744	-	13.744
	146.443	189.480	335.923	156.805	215.410	372.215
Moeda Nacional						
ELETROBRÁS	60.364	81.290	141.654	67.512	87.422	154.934
BNDES	6.947	-	6.947	9.395	-	9.395
Banco do Brasil	3.529	12.353	15.882	3.529	13.235	16.764
Encargos	1.358	-	1.358	213	-	213
	72.198	93.643	165.841	80.649	100.657	181.306
	218.641	283.123	501.764	237.454	316.067	553.521

	Consolidado					
	30.06.2007			31.03.2007		
	Principal e encargos			Principal e encargos		
	Circulante	Não circulante	Total	Circulante	Não circulante	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	22.342	183.929	206.271	23.783	207.532	231.315
BNP Paribas (Floating Rate Note)	104.292	-	104.292	109.557	-	109.557
Deutsche Bank	3.701	5.551	9.252	3.939	7.878	11.817
ABN AMRO Bank	5.432	-	5.432	5.782	-	5.782
Encargos	10.676	-	10.676	13.744	-	13.744
	146.443	189.480	335.923	156.805	215.410	372.215
Moeda Nacional						
ELETROBRAS	60.364	81.290	141.654	67.512	87.422	154.934
BNDES	33.916	188.329	222.245	36.332	141.955	178.287
Repasse BNDES - agentes financeiros	14.971	184.490	199.461	14.953	82.244	97.197
Banco do Brasil	3.529	12.353	15.882	3.529	13.235	16.764
Banco Regional de Desenvolvimento do Extremo Sul - BRDE	6.802	28.339	35.141	6.793	30.004	36.797
Encargos	2.487	2.373	4.860	1.366	-	1.366
	122.069	497.174	619.243	130.485	354.860	485.345
	268.512	686.654	955.166	287.290	570.270	857.560

b) Mutação dos empréstimos e financiamentos

	Controladora			Consolidado		
	Circulante	Não circulante	Total	Circulante	Não circulante	Total
Saldo em 31.12.2006	256.152	344.197	600.349	306.079	610.251	916.330
Transferências	11.889	(11.889)	-	24.085	(24.085)	-
Encargos gerados	14.393	-	14.393	21.630	130	21.760
Variações monetárias/cambiais	(4.994)	(9.377)	(14.371)	(4.994)	(9.162)	(14.156)
Remuneração de garantias depositadas	-	(6.864)	(6.864)	-	(6.864)	(6.864)
Amortizações	(39.986)	-	(39.986)	(59.510)	-	(59.510)
Saldo em 31.03.2007	237.454	316.067	553.521	287.290	570.270	857.560
Ingressos	-	-	-	-	158.701	158.701
Transferências	20.617	(20.617)	-	32.829	(32.829)	-
Encargos gerados	13.077	-	13.077	21.110	2.633	23.743
Variações monetárias/cambiais	(7.660)	(12.327)	(19.987)	(7.660)	(12.121)	(19.781)
Amortizações	(44.847)	-	(44.847)	(65.057)	-	(65.057)
Saldo em 30.06.2007	218.641	283.123	501.764	268.512	686.654	955.166

04.01 - NOTAS EXPLICATIVAS

c) Composição por tipo de moeda estrangeira e indexadores nacionais

	Controladora					
	30.06.2007			31.03.2007		
	Moeda	Reais	%	Moeda	Reais	%
Moeda estrangeira						
Dólar Americano – USD	116.774	224.930	44,83	126.135	258.627	46,72
Euro – EUR	42.570	110.993	22,12	41.472	113.588	20,52
		335.923	66,95		372.215	67,24
IVRRJR (baseado na UFIR)		142.787	28,46		154.934	27,99
Não indexado		23.054	4,59		26.372	4,77
		165.841	33,05		181.306	32,76
		501.764	100,00		553.521	100,00

	Consolidado					
	30.06.2007			31.03.2007		
	Moeda	Reais	%	Moeda	Reais	%
Moeda estrangeira						
Dólar Americano – USD	116.774	224.930	23,55	126.135	258.627	30,16
Euro – EUR	42.570	110.993	11,62	41.472	113.588	13,24
		335.923	35,17		372.215	43,40
Moeda nacional						
IVRRJR (baseado na UFIR)		142.787	14,95		154.934	18,07
TJLP		453.402	47,47		304.039	35,45
Não indexado		23.054	2,41		26.372	3,08
		619.243	64,83		485.345	56,60
		955.166	100,00		857.560	100,00

d) Variação das moedas estrangeiras e indexadores

	2007 (%)		2006 (%)	
Moeda – indexador	2º Trim.	Acum.	2º Trim.	Acum.
Dólar Americano – USD	(6,06)	(9,91)	(0,37)	(7,54)
Euro – EUR	(4,81)	(7,55)	5,14	(0,03)
TJLP	1,59	3,20	1,98	4,20
SELIC	2,91	6,03	3,58	7,78

e) Condições contratadas

		Condições de Pagamento		
	Encargos	Vencimento	Encargos	Principal
Moeda Estrangeira				
Tractebel Energia				
Secretaria do Tesouro Nacional	Libor + 1,075% a.a.	Abr 2014	Semestrais, em Abr e Out	Semestrais, em Abr e Out
BNP Paribas (Floating Rate Note)	Euribor + 7% a.a.	Nov 2007	Anual em Nov	Parcela única em Nov 2007
Deutsche Bank	Libor + 0,55% + IR s/juros (10%)	Out 2009	Semestrais, em Abr e Out	Semestrais, em Abr e Out
ABN AMRO Bank	Libor + 2,5% a.a.	Mar 2008	Semestrais, em Mar e Set	Semestrais, em Mar e Set
Moeda Nacional				
Tractebel Energia				
Eletrobrás	12% a.a.	Abr 2011	Mensais, até o vencimento	Mensais, até o vencimento
BNDES	Selic + 1% a.a.	Fev 2008	Mensais, até o vencimento	Mensais, até o vencimento
Banco do Brasil	9,35% a.a.	Dez 2011	Mensais, até o vencimento	Mensais, até o vencimento
CEM				
BNDES	TJLP + 4% a.a.(*)	Abr 2013	Mensais, até o vencimento	Mensais, até o vencimento
ITASA				
BNDES	TJLP + 4% a.a.(*)	Set 2013	Mensais, até o vencimento	Mensais, até o vencimento
Repasse BNDES - Agentes financeiros	TJLP + 3,85% a.a.(*)	Set 2013	Mensais, até o vencimento	Mensais, até o vencimento
LAGES				
BRDE	TJLP + 2,25% a.a.(*)	Ago 2012	Mensais, até o vencimento	Mensais, até o vencimento
CESS				
BNDES	TJLP + 2,7% a.a.(*)	Out 2023	Mensais, até o vencimento(**)	Mensais, até o vencimento(**)
Repasse BNDES - Agentes financeiros	TJLP+ 3,25%a.a.(*)	Out 2023	Mensais, até o vencimento(**)	Mensais, até o vencimento(**)

(*) O montante correspondente à parcela da TJLP que exceder 6% a.a. será capitalizado, incorporando-se ao principal dos financiamentos.

(**) Os juros serão capitalizados trimestralmente até outubro de 2009, nos meses de janeiro, abril, julho e outubro, incorporando-se ao principal dos financiamentos. Após o período de carência, os juros e o principal serão pagos mensalmente até outubro de 2023.

f) Vencimentos dos empréstimos e financiamentos apresentados no não circulante

	Controladora			Consolidado		
	Moeda estrangeira	Moeda nacional	Total	Moeda estrangeira	Moeda nacional	Total
Jul a Dez/2008	13.021	14.496	27.517	13.021	38.867	51.888
2009	23.624	30.974	54.598	23.624	81.634	105.258
2010	17.506	33.848	51.354	17.506	94.104	111.610
2011	17.506	14.325	31.831	17.506	74.581	92.087
2012	12.955	-	12.955	12.955	57.991	70.946
2013	8.404	-	8.404	8.404	36.767	45.171
2014	4.063	-	4.063	4.063	11.515	15.578
2015 a 2022 (parcelas anuais de R$ 11.515)	-	-	-	-	92.120	92.120
2023	-	-	-	-	9.595	9.595
2024	92.401	-	92.401	92.401	-	92.401
	189.480	93.643	283.123	189.480	497.174	686.654

g) Garantias

g.1) Tractebel Energia S.A.

Empréstimos e financiamentos em moeda estrangeira

Secretaria do Tesouro Nacional - STN: (a) Cessão e transferência à União dos recebíveis, até o limite suficiente para pagamento das prestações e demais encargos devidos em cada vencimento; (b) depósito, em forma de caução, no valor R$ 69.902, em 30.06.2007, o qual está apresentado em conta retificadora do financiamento correspondente.

ABN AMRO Bank: Nota Promissória, com vencimento à vista, no valor correspondente ao do financiamento.

Não há garantias concedidas para os demais empréstimos e financiamentos em moeda estrangeira da Companhia.

Empréstimos e financiamentos em moeda nacional

ELETROBRÁS: (a) Procuração ao credor com poderes de, em caso de inadimplência, transferir para o seu próprio nome, os valores necessários para o pagamento de sua dívida, a partir da conta bancária arrecadadora de receitas da Companhia; (b) Notas Promissórias no montante referente ao do financiamento, estando os títulos vinculados aos termos contratuais.

BNDES: Cessão e transferência ao Banco do valor equivalente a 1,33% do seu faturamento mensal, a ser feita através de depósitos em Conta Arrecadadora e Conta Vinculada.

Banco do Brasil: (a) Cessão e transferência de crédito no valor de R$ 33.751, anuais, representado por venda de energia elétrica ou outros recursos com a mesma finalidade; (b) caução de Nota Promissória no valor correspondente ao do financiamento.

g.2) Itá Energética S.A. - ITASA

BNDES e repasse BNDES - agentes financeiros: (a) Penhor de Direitos Emergentes da Concessão para a exploração da UHE Itá; (b) Penhor de Direitos Creditórios decorrentes dos Contratos de Compra e Venda de Energia Elétrica celebrados com seus acionistas; (c) conta reserva num montante equivalente a três meses da dívida do BNDES (substituída por fiança bancária) e três meses das despesas contratuais de operação e manutenção da UHE Itá. Além dessas garantias, os sócios caucionaram a totalidade das ações da ITASA ao BNDES e Agentes Financeiros.

g.3) Companhia Energética Meridional - CEM

BNDES: Contrato de Financiamento Mediante Abertura de Crédito: (a) Cessão de todas as receitas e demais valores recebidos decorrentes da geração e da comercialização provenientes da Usina Hidrelétrica Cana Brava; (b) cessão do direito de receber todos e quaisquer valores que venham a ser exigíveis e pendentes de pagamento pelo Poder Concedente, nos termos da Concessão, mas não se limitando, a todas as indenizações pela extinção da Concessão; (c) obrigação de manter aberta uma Conta Reserva com um montante depositado equivalente a seis meses do serviço da dívida.

g.4) Lages Bioenergética Ltda.

BRDE: (a) Cessão dos direitos creditórios do Contrato de Compra e Venda de Energia Elétrica celebrado com a CELESC, com a interveniência da Tractebel; (b) cessão dos Direitos de Indenização decorrentes dos Contratos de Compra e Venda de Vapor e Compra e Venda de Biomassa celebrados com as empresas Sofia Industrial e Exportadora Ltda. e a Battistella Ind. e Com. Ltda.; (c) cessão dos Direitos Emergentes da Autorização concedida pela ANEEL para estabelecer-se como Produtor Independente de Energia Elétrica; (d) obrigação de manter aberta uma Conta Reserva com um montante depositado equivalente a, em média, quatro meses do serviço da dívida.

g.5) Companhia Energética São Salvador - CESS

BNDES e repasse BNDES - agentes financeiros: (a) Penhor de Direitos Emergentes da Concessão para a exploração da UHE São Salvador; (b) Conta Centralizadora de Direitos Creditórios para recebimento dos direitos de crédito da CESS e (c) obrigação de manter aberta uma Conta Reserva com um montante depositado equivalente a três meses do serviço da dívida acrescido do valor de três meses de pagamento do Contrato de Operação e Manutenção do Projeto.

13 – DEBÊNTURES

a) Composição

	30.06.2007					31.03.2007
	Circulante			Não circulante	Total	Total
	Encargos	Principal	Sub-Total			
Tractebel Energia S.A.						
1ª Emissão - 1ª Série	2.094	400	2.494	140.000	142.494	158.928
1ª Emissão - 2ª Série	1.206	-	1.206	60.000	61.206	63.149
2ª Emissão - Série Única	3.128	-	3.128	351.494	354.622	-
Total Controladora	6.428	400	6.828	551.494	558.322	222.077
CEM - Série Única	1.893	10.292	12.185	69.115	81.300	88.200
ITASA - 1ª e 2ª Séries	2.326	8.190	10.516	45.045	55.561	62.206
Total Consolidado	10.647	18.882	29.529	665.654	695.183	372.483

A Comissão de Valores Mobiliários - CVM deferiu o Primeiro Programa de Distribuição Pública de debêntures da Companhia. No âmbito do Programa de Distribuição, a Companhia terá a faculdade de ofertar ao público debêntures simples, não conversíveis em ações de emissão da Companhia, da espécie subordinada ou quirografária ou com garantia real ou flutuante ("Debêntures"). As ofertas de Debêntures a serem realizadas pela Companhia no âmbito do Programa de Distribuição estão limitadas ao montante de R$ 1.500.000 durante o prazo de vigência do Programa de Distribuição, qual seja, 2 (dois) anos contados da data do respectivo arquivamento perante a CVM.

Em 15.05.2007, a Companhia efetuou a sua 2ª emissão, a 1ª dentro do Programa de Distribuição anteriormente citado, composta de 35.000 debêntures simples, da forma escritural, não conversíveis em ações da emissora, de séria única, da espécie sem garantia nem preferência (quirografária), com valor nominal unitário de R$ 10.000,00 (dez mil reais), perfazendo, na data de emissão, o montante total de R$ 350.000. As condições contratadas estão apresentadas no item "c" a seguir.

A liquidação total da oferta pública das debêntures ocorreu no dia 21.06.2007. Os recursos obtidos por meio da Oferta destinaram-se à aquisição da Companhia Energética São Salvador - CESS.

b) Mutação das debêntures

	Controladora			Consolidado		
	Circulante	Não circulante	Total	Circulante	Não circulante	Total
Saldo em 31.12.2006	15.004	200.000	215.004	37.834	323.344	361.178
Transferências	1.612	(1.612)	-	1.612	(1.612)	-
Encargos gerados	5.461	-	5.461	8.954	90	9.044
Variações monetárias	-	1.612	1.612	649	1.612	2.261
Saldo em 31.03.2007	22.077	200.000	222.077	49.049	323.434	372.483
Ingressos	2.380	351.043	353.423	2.380	351.043	353.423
Transferências	496	(496)	-	9.855	(9.855)	-
Encargos gerados	5.798	-	5.798	9.126	85	9.211
Variações monetárias	-	947	947	190	947	1.137
Amortizações	(23.923)	-	(23.923)	(41.071)	-	(41.071)
Saldo em 30.06.2007	6.828	551.494	558.322	29.529	665.654	695.183

c) Condições contratadas

	Quantidade em circulação	Remuneração	Condições de Pagamento: Juros/atualização monetária	Condições de Pagamento: Principal	Garantia
Tractebel Energia					
1ª Série	14.000	IGPM + 9,29% a.a.	Anualmente em 02.05	Parcela única em 02.05.11	Sem garantia
2ª Série	6.000	103,9% do CDI	Semestrais em 02.05 e 02.11	Parcela única em 02.05.10	Sem garantia
2ª Emissão Série Única	35.000	IPCA + 7% a.a.	Anualmente em 15.05	3 parcelas em 15.05.12, 15.05.13 e 15.05.14	Sem Garantia
CEM					
Série Única	7.773	TJLP + 4% a.a.(*)	Semestral em 01.04 e 01.10, até 01.04.2013	Semestral, variando de 4,2752% em 01.04.07, a 7,5737% em 01.04.13	Recebíveis decorrentes da geração e comercialização de energia
ITASA					
1ª Série e 2ª Série	8.400	IGPM + 9,4% a.a.	Anualmente em 01.12 (1ª série) e 01.06 (2ª série)	7 parcelas iguais, em 01.12 (1ª série) e 01.06 (2ª série) de cada ano, até 01.12.13 (1ª série), e 01.06.13 (2ª série)	Penhor dos Direitos Creditórios dos contratos de venda de energia para os seus acionistas

(*) O montante correspondente à parcela da TJLP que exceder 6% a.a. será capitalizado, incorporando-se ao valor nominal das debêntures.

d) Variação dos indexadores

Moeda – indexador	2007 (%) 2º Trim.	2007 (%) Acumulado	2006 (%) 2º Trim.	2006 (%) Acumulado
TJLP	1,59	3,20	1,98	4,20
IGP-M	0,34	1,46	0,71	1,41
CDI	2,89	6,01	3,58	7,76
IPCA (maio e junho)	0,56	0,56	-	-

e) Vencimentos das debêntures apresentadas no não circulante

	Controladora	Consolidado
Jul a Dez/2008	-	9.621
2009	-	20.063
2010	60.000	81.251
2011	140.000	162.557
2012	117.153	141.146
2013	117.153	133.828
2014	117.188	117.188
	551.494	665.654

14 – FORNECEDORES

	Controladora 30.06.2007	Controladora 31.03.2007	Consolidado 30.06.2007	Consolidado 31.03.2007
Energia elétrica comprada de terceiros	76.949	77.026	64.853	52.626
Transações no âmbito da CCEE	66.715	28.682	68.580	30.564
Encargos de uso da rede elétrica	46.214	45.316	50.741	49.821
Combustíveis fósseis / biomassa	24.243	2.550	24.523	2.746
Materiais e serviços	19.061	29.189	23.403	34.528
	233.182	182.763	232.100	170.285

15 - OBRIGAÇÕES ESTIMADAS

	Controladora			
	30.06.2007			31.03.2007
	Circulante	Não circulante	Total	Total
Provisões trabalhistas	13.601	-	13.601	10.031
Provisão para participação nos resultados, bônus gerencial e especial	9.915	71	9.986	21.115
Provisão para pagamento de prêmio de seguros	6.753	-	6.753	-
Outras	1.416	983	2.399	1.205
	31.685	1.054	32.739	32.351

As provisões trabalhistas referem-se às estimativas de 13º salário, férias, gratificação de férias e os respectivos encargos sociais.

Consolidado

O balanço patrimonial consolidado inclui o valor de R$ 2.000, relativo a provável compensação financeira que a controlada CESS deverá realizar em decorrência da extinção do contrato de engenharia, aquisição de equipamento e construção, firmados com os antigos construtores.

Inclui ainda, o valor de R$ 324, referente a provisões trabalhistas e provisão participação nos resultados e bônus gerencial reconhecidas no passivo circulante das controladas ITASA, CEM e CESS (R$ 111 em 31.03.2007).

16 – PROVISÕES PARA CONTINGÊNCIAS

A companhia possui notificações fiscais e cíveis que estão sendo impugnadas administrativamente, bem como processos judiciais que tramitam em diversas instâncias, que na avaliação dos consultores jurídicos se revestem de riscos prováveis. Todos esses processos estão provisionados por valores julgados suficientes para cobertura das contingências, conforme abaixo:

a) Composição

	Controladora			
	30.06.2007			31.03.2007
	Provisão bruta	(-) Depósitos judiciais	Provisão líquida	Provisão líquida
Trabalhistas				
Vínculo empregatício e reintegração	14.964	14.932	32	1.325
Periculosidade	685	559	126	165
Horas extras	774	635	139	176
Equiparação salarial e enquadramento funcional	762	183	579	610
Horas *in itinere*	601	601	-	141
FGTS	725	121	604	435
Outras	2.910	1.825	1.085	674
	21.421	18.856	2.565	3.526
Cíveis				
Reajuste e rescisões de contratos com fornecedores	16.613	-	16.613	16.329
Doença ocupacional e acidente do trabalho	21.649	10	21.639	21.211
Atingidos pela UHE Itá	749	20	729	791
Danos emergentes e lucros cessantes	789	-	789	774
Outras	807	150	657	794
	40.607	180	40.427	39.899
Fiscais				
Contribuição Social	12.796	3.305	9.491	9.210
INSS	25.028	10.997	14.031	13.615
	37.824	14.302	23.522	22.825
	99.852	33.338	66.514	66.250

Classificação no Balanço		
Circulante	8.339	10.089
Não circulante	58.175	56.161
	66.514	66.250

04.01 - NOTAS EXPLICATIVAS

	Consolidado			
	30.06.2007			31.03.2007
	Provisão bruta	(-) Depósitos judiciais	Provisão líquida	Provisão líquida
Trabalhistas				
Vínculo empregatício e reintegração	14.964	14.932	32	1.325
Periculosidade	685	559	126	165
Horas extras	774	635	139	176
Equiparação salarial e enquadramento funcional	762	183	579	610
Horas *in itinere*	601	601	-	141
FGTS	725	121	604	435
Outras	2.910	1.825	1.085	674
	21.421	18.856	2.565	3.526
Cíveis				
Reajuste e rescisões de contratos com fornecedores	16.613	-	16.613	16.329
Doença ocupacional e acidente do trabalho	21.649	10	21.639	21.211
Atingidos pela UHE Itá	1.469	20	1.449	1.532
Danos emergentes e lucros cessantes	789	-	789	774
Outras	3.786	150	3.636	3.590
	44.306	180	44.126	43.436
Fiscais				
Contribuição Social	12.796	3.305	9.491	9.210
INSS	25.028	10.997	14.031	13.615
	37.824	14.302	23.522	22.825
	103.551	33.338	70.213	69.787
Classificação no Balanço				
Circulante			8.545	10.295
Não circulante			61.668	59.492
			70.213	69.787

O sumário das contingências fiscais acima referidas, cujo risco foi avaliado como provável é como segue:

Contribuição Social - refere-se ao auto de infração originado pela compensação, na apuração da Contribuição Social sobre o Lucro Líquido – CSLL dos exercícios de 1996 e 1997, de base negativa da CSLL constituída anteriormente a 1992.

Instituto Nacional do Seguro Social (INSS) - corresponde a notificações decorrentes de divergências nos recolhimentos de Adicional de Seguro de Acidente do Trabalho sobre o custeio de aposentadoria especial e de contribuição previdenciária sobre parcelas indenizatórias.

b) Movimentação da provisão bruta

	Controladora			
	Trabalhistas	Cíveis	Fiscais	Provisão bruta
Saldo em 31.12.2006	23.990	39.037	35.697	98.724
Atualizações	465	966	1.007	2.438
Pagamentos	(748)	-	-	(748)
Reversões	(74)	(104)	-	(178)
Saldo em 31.03.2007	23.633	39.899	36.704	100.236
Adições	374	-	-	374
Atualizações	464	765	1.120	2.349
Pagamentos	(3.050)	(57)	-	(3.107)
Saldo em 30.06.2007	21.421	40.607	37.824	99.852

	Consolidado			
	Trabalhistas	Cíveis	Fiscais	Provisão bruta
Saldo em 31.12.2006	23.990	42.491	35.697	102.178
Adições	-	100	-	100
Atualizações	465	1.019	1.007	2.491
Pagamentos	(748)	-	-	(748)
Reversões	(74)	(174)	-	(248)
Saldo em 31.03.2007	23.633	43.436	36.704	103.773
Adições	374	160	-	534
Atualizações	464	805	1.120	2.389
Pagamentos	(3.050)	(57)	-	(3.107)
Reversões	-	(38)	-	(38)
Saldo em 30.06.2007	21.421	44.306	37.824	103.551

04.01 - NOTAS EXPLICATIVAS

c) Contingências com risco possível ou remoto

A Companhia é parte, também, em outros processos judiciais que na avaliação dos consultores jurídicos, baseada em experiências com processos de naturezas semelhantes, não apresentam risco provável e, portanto, não foram reconhecidos nas demonstrações contábeis. Os valores envolvidos estão abaixo discriminados:

	Controladora					
	30.06.2007					31.03.2007
	Risco possível	Risco remoto	Total bruto	(-) Depósitos Judiciais	Total líquido	Total líquido
Trabalhistas	9.317	10.705	20.022	5.145	14.877	16.055
Cíveis	9.026	3.523	12.549	2.333	10.216	13.172
Fiscais	177.928	30.211	208.139	111.885	96.254	77.404
	196.271	44.439	240.710	119.363	121.347	106.631

	Consolidado					
	30.06.2007					31.03.2007
	Risco possível	Risco remoto	Total bruto	(-) Depósitos Judiciais	Total líquido	Total líquido
Trabalhistas	9.317	10.705	20.022	5.145	14.877	16.055
Cíveis	31.088	13.061	44.149	2.449	41.700	43.409
Fiscais	207.931	30.211	238.142	132.964	105.178	82.783
	248.336	53.977	302.313	140.558	161.755	142.247

A Companhia possui depósitos judiciais que estão vinculados a provisões de risco possível e remoto que, na sua maioria, são efetuados para garantia da condenação em execução ou efetivação de depósito recursal. Estes valores estão apresentados no ativo não circulante.

A Companhia, em julho de 2005, impetrou Mandado de Segurança contra o Delegado da Receita Federal em Florianópolis, por entender que a Instrução Normativa SRF nº 468/2004 invadiu a competência do Poder Legislativo, ao dar novo conceito ao termo "preço predeterminado", previsto no art. 10 da Lei º 10.833/2003. A Companhia entende que a acepção do referido termo já está consagrada no Sistema Tributário Nacional e vem sendo usado desde o Decreto-Lei nº 1.598/1977, o que implica ser a referida Instrução Normativa ilegal.

Em conseqüência, a Companhia recolheu o PIS e a COFINS incidentes sobre as receitas decorrentes de contratos firmados anteriormente a 31.10.2003, com prazo superior a um ano e a preço predeterminado, com base no regime de tributação cumulativa previsto na legislação anterior, no período de novembro de 2004 a maio de 2005, o valor de R$ 37.386. A partir da competência de junho de 2005 a outubro de 2006, depositou os valores que entendia indevidos em conta vinculada ao Juízo onde tramita a ação, no montante de R$ 114.924. A Companhia, a partir da competência de novembro de 2006, suspendeu os depósitos em virtude de decisão favorável do Tribunal Regional Federal da 4ª Região, confirmada por unanimidade, em 11.04.2007.

04.01 - NOTAS EXPLICATIVAS

Em 06.07.2007, a Companhia recebeu Auto de Infração Fiscal no valor de R$ 10.466, por não ter recolhido ou depositado, nem informado em Declaração de Débitos e Créditos Tributários Federais – DCTF, os valores do PIS e da COFINS relativos aos meses de novembro e dezembro de 2006. O não recolhimento ou depósito dos valores, muito embora questionados judicialmente, não teria amparo jurídico segundo o entendimento da Delegacia da Receita Federal de Florianópolis. Em 07.08.2007, a Companhia impugnou o Auto de Infração alegando que são indevidos os valores sob os mesmos fundamentos jurídicos sustentados no Mandado de Segurança impetrado em julho de 2005. O valor do Auto de Infração Fiscal já está incluído nas Contingências Fiscais, como risco possível, nos quadros acima.

Na opinião dos consultores jurídicos, o risco de perda da demanda judicial é inferior à chance de êxito, razão pela qual a Companhia não está provisionando o valor não recolhido a partir da competência junho de 2005. A contingência, em 30.06.2007, avaliada como possível, na controladora e no consolidado, é de respectivamente R$ 136.733 e R$ 30.003 (R$ 42.888 e R$ 8.924, líquida dos depósitos judiciais acima mencionados).

Também em 06.07.2007, a Companhia recebeu Auto de Infração Fiscal, no valor de R$ 17.644, por ter efetuado compensação via Pedido de Compensação – PER/DCOMP em denúncia espontânea, sem a incidência de multa, e, por ter utilizado bases negativas de contribuição social (1997 e 1998) provenientes da incorporação da GERASUL (atualmente Tractebel Energia) pela ELETROGER em data posterior à modificação da Lei, em junho de 2001, o que inibiu a utilização de bases negativas decorrentes de incorporação de empresas para fins de compensação com contribuição social devida. Em 07.08.2007, a Companhia impugnou o Auto Infração alegando que não é devida a multa de mora nos casos em que o sujeito passivo efetua a compensação antes de qualquer ação fiscal. Ademais, sustenta que é correto o aproveitamento das bases negativas decorrentes do processo de incorporação efetivado antes da vigência da referida medida provisória, com fundamento nos princípios da irretroatividade das leis, direito adquirido e ato jurídico perfeito. Na opinião dos nossos consultores jurídicos o risco de perda é avaliado como possível.

d) Contingências ativas

De acordo com a orientação contida em Despacho da ANEEL, o registro do consumo de combustível fóssil adquirido com recursos da CCC/CDE que, até novembro de 2005, vinha sendo registrado na receita operacional, na rubrica "Subvenção combustível CCC/CDE", passou a ser contabilizado em conta retificadora do custo de produção de energia elétrica, na conta "combustível para produção de energia elétrica".

A Companhia entende que, em decorrência da alteração da referida prática contábil, o PIS e a COFINS recolhidos em função do procedimento contábil anteriormente adotado devem ser recuperados. Assim sendo, está analisando a forma mais adequada de proceder a esta recuperação. O valor da contingência ativa atualizada para 30.06.2007 é de R$ 69.754.

17 – CONCESSÕES A PAGAR

Companhia Energética Meridional - CEM

A CEM pagará à União pela outorga da concessão para exploração do potencial de energia hidráulica do aproveitamento hidrelétrico Cana Brava, os valores abaixo indicados, em parcelas mensais equivalentes a 1/12 (um doze avos) dos respectivos valores de pagamento anual, com atualização baseada na variação anual do Índice Geral de Preços – Mercado – IGP-M. Os valores históricos e atualizados, em 30.06.2007, são os seguintes:

	Valor Histórico		Valor Atualizado	
Ano	**Anual**	**Total**	**Anual**	**Total**
De 01.07.2007 a 30.07.2023	680	12.920	1.604	25.790
De 01.08.2023 a 30.07.2033	61.280	612.800	144.504	1.445.037
		625.720		1.470.827

Buscando refletir adequadamente, no patrimônio, a outorga onerosa da concessão e a respectiva obrigação perante a União, a CEM registrou o seu valor no ativo intangível em contrapartida com os passivos circulante e exigível a longo prazo.

Considerando que os valores contratuais estão a preços futuros, a CEM procedeu ao seu ajuste a valor presente com base na taxa de desconto de 10% a.a., prevista no Edital de Concorrência para a licitação da referida concessão. Até a entrada em operação comercial da usina Cana Brava, a atualização do passivo em função da taxa de desconto e da variação do IGP-M foi capitalizada no ativo intangível e, a partir daí, reconhecida diretamente no resultado.

a) Mutação

	Consolidado		
	Circulante	**Não circulante**	**Total**
Saldo em 31.12.2006	**1.559**	**201.546**	**203.105**
Transferências	418	(418)	-
Encargos gerados	-	4.802	4.802
Variações monetárias	-	2.327	2.327
Amortizações	(393)	-	(393)
Saldo em 31.03.2007	**1.584**	**208.257**	**209.841**
Transferências	410	(410)	-
Encargos gerados	-	4.905	4.905
Variações monetárias	-	921	921
Amortizações	(390)	-	(390)
Saldo em 30.06.2007	**1.604**	**213.673**	**215.277**

b) Vencimentos da concessão a pagar

Jul a Dez/2008	802
2009	1.604
2010	1.604
2011	1.604
2012	1.604
De 2013 até 2033	206.455
	213.673

18 – BENEFÍCIOS PÓS-EMPREGO

Os benefícios pós-emprego mantidos pela Companhia são os seguintes:

a) Plano de Benefícios de Previdência Complementar

A Companhia, através da PREVIG – Sociedade de Previdência Complementar, mantém Plano de Benefícios de Previdência Complementar para seus empregados. A PREVIG é uma entidade fechada de previdência complementar, pessoa jurídica de direito privado, de fins não lucrativos, patrocinada pela Companhia na condição de sua Instituidora e por outras Companhias, pertencentes ao Grupo Suez.

Os Planos de Benefícios administrados pela PREVIG são dos tipos Benefício Definido e Contribuição Definida. O Plano de Benefício Definido encontra-se fechado para novas inscrições de empregados.

a.1) Plano de Benefício Definido

O Plano de Benefício Definido tem regime financeiro de capitalização para os benefícios de aposentadoria e pensão e repartição simples para os auxílios.

O custeio do Plano de Benefícios é coberto por contribuições dos participantes e da patrocinadora. A contribuição da Companhia corresponde a duas vezes a contribuição de seus empregados.

Anteriormente à constituição da PREVIG, o Plano de Benefício Definido era administrado pela Fundação Eletrosul de Previdência e Assistência Social ELOS, patrocinada pela Companhia e por outra empresa, sem solidariedade entre as patrocinadoras. Em outubro de 2002, a Secretaria de Previdência Complementar aprovou a rescisão do Convênio de Adesão com a ELOS e a total transferência de gerenciamento do plano de benefícios para a PREVIG. Apesar da citada rescisão, face liminares obtidas por entidades sindicais e pela associação de aposentados, os participantes que entraram em gozo de benefícios até 23.12.1997, data da cisão da ELETROSUL, bem como pelos participantes que optaram pelo Benefício Proporcional Diferido até aquela data, permaneceram no Plano de Benefícios administrado pela ELOS, sob a responsabilidade da Companhia que paga 57% do valor das despesas administrativas da ELOS (a parcela restante, de 43%, é custeada pelo Plano de Benefícios da outra patrocinadora desta fundação). As despesas são limitadas em 15% das respectivas receitas previdenciais da ELOS vinculadas a essa massa de participantes e o valor de responsabilidade da Companhia no 2º trimestre de 2007 foi de R$ 344 (R$ 286 no 2º trimestre de 2006).

04.01 - NOTAS EXPLICATIVAS

A Companhia, no dia 15.05.2007, celebrou acordos com a ELOS, ELETROSUL, PREVIG e Associação de Aposentados visando o restabelecimento da adesão com a ELOS que, após aprovação pela Secretaria de Previdência Complementar, permitiu aos citados participantes optarem em permanecer naquela Fundação ou transferir-se para a PREVIG, no prazo de 90 dias após a data do referido acordo. Em ambas as opções tendo a Companhia como patrocinadora do Plano.

A Companhia é responsável, também, por 100% do valor das despesas administrativas da PREVIG, as quais são limitadas em 15% do total das respectivas receitas previdenciais. O valor dessas despesas no 2º trimestre de 2007 foi de R$ 313 (R$ 581 no 2º trimestre de 2006).

Parte do passivo atuarial reconhecido no balanço, decorrente de benefícios pós-emprego, está coberta por obrigações contratadas/reconhecidas através de instrumento de confissão de dívida e de termo de acordo, firmados pela Companhia. A composição do passivo nas demonstrações contábeis é a seguinte:

	30.06.2007			31.03.2007
	Circulante	Não circulante	Total	Total
Obrigações contratadas/reconhecidas				
Contrato de confissão de dívidas passadas	14.934	126.631	141.565	143.720
Cobertura dos custos relativos à conversão de aposentadoria especial em aposentadoria por tempo de serviço (SB-40) e contribuições extraordinárias	3.921	3.552	7.473	8.327
Passivo atuarial não contratado	681	171.458	172.139	165.692
Passivo atuarial total	19.536	301.641	321.177	317.739

04.01 - NOTAS EXPLICATIVAS

A composição dos contratos de confissão de dívidas passadas é como se segue:

	Ano	Amortização	Encargos	30.06.2007	31.03.2007
ELOS					
Contribuições adicionais	1993	mensal, até 12.2014	INPC + 6% a.a.	72.488	73.679
Parcelamento de dívidas	1993	mensal, até 11.2011	INPC + 6% a.a.	8.973	9.325
Contribuições suplementares passadas	2006	mensal, até 04.2011	INPC + 6% a.a.	10.427	10.925
Cobertura de reservas matemáticas	2006	mensal, até 12.2023	INPC + 6% a.a.	22.388	22.373
				114.276	116.302
PREVIG					
Cobertura de reservas matemáticas – Migração Plano Benefício Definido					
Benefícios concedidos	2006	mensal, até 04.2022	INPC + 6% a.a.	14.730	14.743
Benefícios a conceder	2006	mensal, até 04.2014	INPC + 6% a.a.	4.503	4.592
Cobertura de reservas matemáticas	2006	mensal, até 12.2023	INPC + 6% a.a.	7.371	7.366
Contribuições suplementares passadas	2006	mensal, até 04.2011	INPC + 6% a.a.	685	717
				27.289	27.418
				141.565	143.720

A movimentação do passivo atuarial está resumida a seguir:

	Plano de Aposentadoria	Gratificação de Confidencialidade	Total
Passivo em 31.12.2006	**313.173**	**921**	**314.094**
Despesas do 1º trimestre de 2007	11.362	65	11.427
Benefícios pagos pela Cia. no 1º trimestre de 2007	(7.775)	(7)	(7.782)
Passivo em 31.03.2007	**316.760**	**979**	**317.739**
Despesas do 2º trimestre de 2007	11.361	66	11.427
Benefícios pagos pela Cia. no 2º trimestre de 2007	(7.926)	(63)	(7.989)
Passivo em 30.06.2007	**320.195**	**982**	**321.177**

Os valores remanescentes a serem reconhecidos no resultado, no período de julho a dezembro de 2007, relativamente ao plano de Benefícios Definidos e Gratificação de Confidencialidade, são os seguintes:

	Plano de aposentadoria	Gratificação de Confidencialidade	Total
Custo do serviço corrente	169	33	202
Custo dos juros	61.235	74	61.309
Rendimento esperado dos ativos do plano	(39.207)	-	(39.207)
Amortização de perdas atuariais	642	24	666
Contribuição dos empregados	(117)	-	(117)
Total	22.722	131	22.853

a.2) Plano de Contribuição Definida

Além do plano de Benefício Definido, a PREVIG passou a administrar outro plano, do tipo Contribuição Definida, encerrando o plano inicial para novas inscrições em 05.10.2004, data da aprovação do novo plano, comunicada pela Secretaria de Previdência Complementar - SPC.

No plano de Contribuição Definida, do qual fazem parte 94% dos empregados da Companhia (879 participantes), o custeio do Plano de Benefícios é constituído por contribuições básicas dos participantes e da patrocinadora. A contribuição básica da Companhia corresponde ao mesmo valor da contribuição básica de seus empregados. O valor da contribuição da Companhia no 2º trimestre de 2007 foi de R$ 953 (R$ 793 no 2º trimestre de 2006).

Adicionalmente, a título de incentivo à migração, a Companhia assumiu uma contribuição especial correspondente a R$ 1.042 no 2º trimestre de 2007 (R$ 989 no 2º trimestre de 2006), depositada na conta da PREVIG ao participante com, no mínimo, 10 (dez) anos de vinculação ao plano anterior, calculada com o objetivo de aumentar as provisões matemáticas dos participantes, buscando neutralizar eventual impacto que teria ao optar pela migração.

A Companhia, até 31.12.2006, foi responsável pelo custeio de 100% das despesas administrativas do Plano de Contribuição Definida. No 2º trimestre de 2007, a patrocinadora foi responsável por 75% e os participantes do plano por 25% dessas despesas. A contribuição da Companhia nesse trimestre foi de R$ 241 (R$ 100 no 2º trimestre de 2006).

19 – PASSIVO FISCAL DIFERIDO

Encontram-se registrados nesta rubrica, na controladora e no consolidado, o imposto de renda e a contribuição social sobre o lucro líquido, no valor de R$ 36.535 no exigível a longo prazo, calculados sobre a provisão de venda de energia elétrica no âmbito do MAE, no valor de R$ 107.456, correspondente ao período de setembro de 2000 a setembro de 2002. Considerando que o valor da receita está sendo contestado judicialmente por agentes que discordam da interpretação adotada pelo MAE na aplicação de determinadas regras de contabilização, segundo o disposto em Despacho da ANEEL, eventual êxito dos agentes impetrantes caracterizará a inexistência da receita

e do respectivo ativo, razão pela qual a mesma está sendo tratada como provisão e considerada diferença temporária para fins fiscais.

20 – PATRIMÔNIO LÍQUIDO

a) Capital social autorizado

A Companhia está autorizada a aumentar o seu capital social até o limite de R$ 5.000.000, independentemente de reforma estatutária. De acordo com o Regulamento de Listagem do Novo Mercado, a Companhia não poderá emitir ações preferenciais, ou partes beneficiárias. A Companhia não possui ações em tesouraria.

b) Capital social subscrito e integralizado

A Companhia é uma sociedade por ações de capital aberto, constituída de acordo com as leis do Brasil e listada no segmento do Novo Mercado da Bolsa de Valores de São Paulo – BOVESPA.

O capital social da Companhia, em 30 de junho de 2007, é de R$ 2.445.766, totalmente subscrito e integralizado, e está representado por 652.742.192 ações ordinárias, todas nominativas e sem valor nominal. O valor patrimonial da ação, em 30 de junho de 2007 é de R$ 4,82 (R$ 4,61 por ação em 31.03.2007).

O quadro societário da Companhia está assim constituído:

	% do Capital	
Acionistas	**30.06.2007**	**31.03.2007**
Suez Energy South America Participações Ltda.	68,71	68,71
Banco Clássico S.A.	10,00	10,00
BNDES Participações S.A. – BNDESPAR	2,80	2,80
União Federal	1,90	1,90
Outros	16,59	16,59
	100,00	100,00

c) Composição das reservas

	30.06.2007	31.03.2007
Reserva de Capital		
Remuneração de bens e direitos constituídos com capital próprio	91.695	91.695
Reservas de Lucros		
Reserva legal	197.214	197.214
Reserva de retenção de lucros	29.897	29.897
	227.111	227.111

d) Juros sobre o capital próprio

O Conselho de Administração da Companhia, em reunião realizada em 10.05.2007, aprovou o crédito de juros sobre o capital próprio relativos ao período de 1º de janeiro a 30 de junho de 2007, no valor bruto de R$ 88.000, correspondente a R$ 0,1348158600 por ação.

Conforme Aviso aos Acionistas publicado em 10.05.2007, as ações da Companhia passaram a ser negociadas ex-juros sobre o capital próprio a partir de 12.06.2007.

Os juros, líquido do imposto de renda na fonte, serão imputados aos dividendos obrigatórios de que trata o artigo 202 da Lei nº 6.404/76, e serão pagos com base nos dados cadastrais existentes no Banco Itaú S.A., em data a ser posteriormente definida pela Diretoria Executiva e comunicada através de Aviso aos Acionistas.

Os juros sobre o capital próprio foram registrados em despesas financeiras e revertidos nessa mesma rubrica e não estão sendo apresentados na demonstração do resultado, em virtude dos mesmos não produzirem efeitos no lucro operacional, mas tão somente nas linhas do imposto de renda e da contribuição social.

21 - DETALHAMENTO DOS GASTOS OPERACIONAIS POR NATUREZA

	Controladora					
	2007					2006
	2º Trimestre					2º Trimestre
	Custos		Despesas			
	Produção e Comercializ.	Serviços Prestados	Despesas com Vendas	Gerais e Administrativas	Total	Total
Pessoal	21.744	1.776	2.433	8.791	34.744	34.607
Administradores	-	-	-	3.564	3.564	3.233
Material	4.411	47	8	289	4.755	3.827
Serviço de terceiro	8.936	516	303	7.569	17.324	15.092
Combustível p/produção energia	27.259	-	-	-	27.259	38.787
Compensação financeira pela utilização de recursos hídricos	23.245	-	-	-	23.245	5.160
Encargos de uso da rede elétrica e conexão	-	-	41.780	-	41.780	39.938
Depreciação e amortização	44.169	-	-	390	44.559	39.633
Seguros	1.433	136	-	61	1.630	1.478
Taxa de fiscalização	-	-	-	1.694	1.694	2.003
Contribuições e doações	33	16	15	1.418	1.482	1.076
Outros	733	26	835	4.304	5.898	4.996
	131.963	2.517	45.374	28.080	207.934	189.830

04.01 - NOTAS EXPLICATIVAS

	Consolidado					
	2007					2006
	2ª Trimestre					2ª Trimestre
	Custos		Despesas			
	Produção e Comercializ.	Serviços Prestados	Despesas com Vendas	Gerais e Administrativas	Total	Total
Pessoal	21.862	1.776	2.433	8.989	35.060	34.857
Administradores	-	-	-	4.121	4.121	3.601
Material	4.752	47	13	303	5.115	4.196
Serviço de terceiro	10.698	516	441	8.743	20.398	17.713
Combustível p/produção energia	29.669	-	-	-	29.669	40.261
Compensação financeira pela utilização de recursos hídricos	26.763	-	-	-	26.763	6.669
Encargos de uso da rede elétrica e conexão	-	-	51.754	-	51.754	49.720
Depreciação e amortização	55.325	-	-	2.698	58.023	51.960
Seguros	1.623	136	-	61	1.820	1.852
Taxa de fiscalização	-	-	-	2.027	2.027	2.354
Contribuições e doações	63	16	16	1.459	1.554	1.230
Outros	792	26	997	4.459	6.274	6.260
	151.547	2.517	55.654	32.860	242.578	220.673

22 – (CONSTITUIÇÃO) REVERSÃO DE PROVISÕES OPERACIONAIS

	Controladora			
	2007		2006	
	2ª Trimestre	Acumulado	2ª Trimestre	Acumulado
Benefícios pós-emprego	708	420	(1.967)	(4.093)
Contingências cíveis	21	61	22.004	21.827
Contingências fiscais	500	500	-	(1.600)
Contingências trabalhistas	922	1.205	(326)	(187)
Outras	-	702	-	-
	2.151	2.888	19.711	15.947

	Consolidado			
	2007		2006	
	2ª Trimestre	Acumulado	2ª Trimestre	Acumulado
Benefícios pós-emprego	708	420	(1.967)	(4.093)
Contingências cíveis	155	151	22.118	21.664
Contingências fiscais	500	500	-	(1.600)
Contingências trabalhistas	922	1.205	(326)	(187)
Outras	-	702	-	-
	2.285	2.978	19.825	15.784

23 – RESULTADO FINANCEIRO

	Controladora			
	2007		2006	
	2º Trim.	Acumulado	2º Trim.	Acumulado
Receitas financeiras				
Renda de aplicações financeiras	8.287	18.237	10.845	24.591
Juros sobre valores a receber	1.799	5.487	11.142	12.467
Variação monetária - depósitos judiciais	3.092	6.812	2.902	5.178
Variação monetária - contas a receber	391	1.043	474	798
Recuperação de despesas financeiras	-	-	-	6.282
Outras	3.272	4.585	601	1.980
	16.841	36.164	25.964	51.296
Despesas financeiras				
Encargos de dívidas	18.927	38.833	22.012	45.644
Encargos sobre garantias de dívida - STN	-	(6.864)	-	-
Encargos sobre passivo atuarial	11.051	22.103	12.385	24.755
Encargos sobre provisões operacionais, líquidos	474	1.772	2.002	4.107
Variação monetária sobre financiamentos e debêntures	947	2.559	2.187	3.161
Variação monetária outras	(355)	531	947	3.854
Variação cambial sobre empréstimos e financiamentos	(19.987)	(34.358)	7.405	(25.100)
Perdas com operações de *swaps* cambiais	10.898	20.200	239	10.281
CPMF	4.617	7.501	3.767	5.854
Outras	2.222	3.920	1.479	3.251
	28.794	56.197	52.423	75.807
Resultado financeiro	(11.953)	(20.033)	(26.459)	(24.511)

	Consolidado			
	2007		2006	
	2º Trim.	Acumulado	2º Trim.	Acumulado
Receitas financeiras				
Renda de aplicações financeiras	12.499	25.783	13.871	32.654
Juros sobre valores a receber	1.833	5.562	11.079	12.409
Variação monetária - depósitos judiciais	3.476	7.765	3.321	5.933
Variação monetária - contas a receber	391	1.043	486	810
Recuperação de despesas financeiras	-	-	-	6.282
Outras	3.696	5.100	421	2.280
	21.895	45.253	29.178	60.368
Despesas financeiras				
Encargos de dívidas	29.496	60.352	34.960	72.352
Encargos sobre garantias de dívida - STN	-	(6.864)	-	-
Encargos sobre concessão ANEEL	4.905	9.707	4.433	8.771
Encargos sobre passivo atuarial	11.051	22.103	12.385	24.755
Encargos sobre provisões operacionais, líquidos	492	1.801	2.032	4.162
Variação monetária sobre financiamentos e debêntures	1.343	3.819	3.606	6.458
Variação monetária sobre Concessão ANEEL	921	3.248	(532)	1.214
Variação monetária outras	1.373	2.274	980	3.916
Variação cambial sobre empréstimos e financiamentos	(19.987)	(34.358)	7.405	(25.100)
Perdas com operações de *swaps* cambiais	10.898	20.200	2.032	17.526
CPMF	5.962	9.857	4.829	7.534
Outras	1.498	5.657	1.158	3.730
	47.952	97.796	73.288	125.318
Resultado financeiro	(26.057)	(52.543)	(44.110)	(64.950)

24 – INSTRUMENTOS FINANCEIROS

a) Gestão de risco

a.1) Risco de Mercado

A utilização de instrumentos financeiros, pela Companhia, tem como objetivo proteger seus ativos e passivos, minimizando a exposição a riscos de mercado, principalmente no que diz respeito às oscilações de índices de preços e moedas. Estes riscos são monitorados pelo Comitê de Gestão Financeira, que periodicamente avalia a exposição da Companhia e propõe estratégias operacionais, sistema de controle, limites de posição e limites de crédito com os demais parceiros do mercado.

A Companhia possui uma política de maior proteção do seu passivo em moeda externa, através de operações de *swaps* no mercado de balcão, onde a variação cambial de empréstimos e financiamentos é trocada pela variação do CDI. Os vencimentos das operações de *swaps* são concomitantes com as datas de vencimento do fluxo de compromissos do passivo em moeda externa. As operações são registradas na Cetip e têm como contraparte, instituições financeiras de

04.01 - NOTAS EXPLICATIVAS

comprovada solidez financeira e patrimonial, respeitando os limites de crédito definidos pela Companhia.

Essas operações estão apresentadas nas demonstrações contábeis nas rubricas "Operações com Derivativos - *Swap* Cambial", no passivo circulante, e "Perdas com operações de *swaps* cambiais", na despesa financeira.

A exposição líquida da Companhia ao fator de risco de taxa de câmbio é a seguinte:

	Controladora		Consolidado	
	30.06.2007	31.03.2007	30.06.2007	31.03.2007
Empréstimos e financiamentos em moeda estrangeira	335.923	372.215	335.923	372.215
Instrumentos de *hedge (swap* cambial)	(140.737)	(172.593)	(140.737)	(172.593)
Aplicações financeiras em moeda estrangeira	-	-	(4.006)	(4.184)
Exposição líquida	195.186	199.622	191.180	195.438

a.2) Risco de Crédito

Nos contratos bilaterais de longo prazo firmados com distribuidoras, a Companhia busca minimizar o seu risco de crédito através da utilização de um mecanismo de constituição de garantias envolvendo os recebíveis de seus clientes.

Nas transações de venda para clientes industriais, os chamados Consumidores Livres, para minimizar o risco de crédito diante desses parceiros comerciais, a Companhia, através de sua área de crédito, procede a uma análise de crédito prévia e estabelece, em conjunto com o Comitê de Crédito, o limite de crédito e garantias a serem exigidas das contrapartes.

Nas operações no mercado financeiro, a Companhia também possui limites de crédito com as instituições financeiras, os quais são revisados periodicamente pelo seu Comitê de Gestão Financeira, com base em avaliação interna e em *ratings* divulgados pelas agências classificadoras de risco.

Conforme demonstrado na Nota 3, a Companhia e suas controladas mantêm aplicações financeiras em Fundo de Investimentos Exclusivo. O montante das aplicações por instituição financeira está dentro dos limites definidos pela Companhia, através de sua política de créditos para instituições financeiras.

b) Valor de mercado

Nas operações envolvendo instrumentos financeiros, somente nos empréstimos e financiamentos foram identificadas diferenças significativas entre os valores de mercado e os valores contábeis, principalmente em virtude de estes instrumentos financeiros possuírem prazos de liquidação bastante alongados e custos significativamente baixos em relação às taxas praticadas atualmente para contratos similares. Na determinação dos valores de mercado, a administração da Companhia utilizou fluxos de caixa futuros descontados a taxas julgadas adequadas para operações semelhantes, ou cotações do mercado internacional, quando disponíveis.

	Controladora			
	30.06.2007		31.03.2007	
	Contábil	Mercado	Contábil	Mercado
Empréstimos e encargos em moeda estrangeira	335.923	307.143	372.215	348.721
Empréstimos e encargos em moeda nacional	165.841	170.007	181.306	185.599
	501.764	477.150	553.521	534.320

Nas controladas, as operações envolvendo instrumentos financeiros não apresentam diferenças relevantes entre os valores médios de mercado e os valores apresentados nas Demonstrações Contábeis.

25 – TRANSAÇÕES COM PARTES RELACIONADAS

Os valores reconhecidos em contas patrimoniais e de resultado estão abaixo indicados:

	Controladora						
	30.06.2007						31.03.2007
	SESA (*)	CEM	ITASA	LAGES	TBLC (**)	Total	Total
Ativo							
Contas a receber	-	130	1.413	627	36.476	38.646	26.224
Dividendos a receber de controladas	-	20.806	-	13.929	-	34.735	103.021
Passivo							
Fornecedores de energia	-	31.066	10.064	-	-	41.130	41.618
Dividendos e juros s/ o capital próprio	51.397	-	-	-	-	51.397	327.989

	Controladora						
	2007						2006
	2º Trimestre						2º Trimestre
	DELTA	CEM	ITASA	LAGES	TBLC	Total	Total
Resultado							
Receita operacional							
Suprimento de Energia	-	-	-	1.467	66.205	67.672	37.363
Receitas de serviços							
Administração	-	112	-	26	-	138	242
Operação e manutenção	-	442	2.594	368	-	3.404	2.794
Custo de Energia Elétrica e Serviços							
Compra energia	-	68.287	29.324	-	-	97.611	94.901
Outros	-	-	-	6	-	6	5
Financeiro							
Receita financeira	-	-	-	-	-	-	74
Resultado de Participações Societárias	(1)	26.536	3.663	1.308	19.820	51.326	31.106

(*) Suez Energy South America Participações
(**) Tractebel Energia Comercializadora

26 – GARANTIAS A TERCEIROS

Itá Energética S.A. - ITASA

A Companhia e demais acionistas da ITASA são intervenientes nos contratos firmados entre a investida e o BNDES e outros agentes financeiros, vinculados à construção da UHE Itá. As intervenientes deram, em caução, a totalidade das ações de emissão da ITASA, de suas propriedades, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida apresentada nas Demonstrações Contábeis consolidadas da Companhia, em 30.06.2007 é de R$ 225.279 (R$ 238.548 em 31.03.2007).

Companhia Energética Meridional - CEM

A Tractebel Energia é interveniente no Contrato de Subscrição e Integralização de Debêntures não Conversíveis em Ações e no Contrato de Financiamento Mediante Abertura de Crédito, celebrados entre a controlada CEM e o BNDES. Como interveniente, a Companhia assumiu as obrigações em relação aos contratos:

garantir o pagamento antecipado nas seguintes hipóteses exclusivas: a) de extinção da concessão por motivo imputável à CEM, aos intervenientes ou suas controladas, coligadas ou controladoras; e b) celebração de acordo com o Poder Concedente pela CEM, pelos intervenientes ou por qualquer uma de suas controladas, coligadas ou controladoras, visando à extinção da concessão; ceder ao BNDES quaisquer valores resultantes de indenização recebida em função da extinção da concessão da UHE Cana Brava, pelo Poder Concedente.

Além das obrigações acima especificadas, a Tractebel Energia deu ao BNDES, em caução, a totalidade das ações de sua propriedade, representativas do capital social da CEM, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida em 30.06.2007 totaliza R$ 168.518 (R$ 179.070 em 31.03.2007).

Lages Bioenergética Ltda.

A Companhia é interveniente fiadora no Contrato de Abertura de Crédito Fixo celebrado entre Lages Bioenergética e o Banco Regional de Desenvolvimento do Extremo Sul – BRDE, tendo cedido, em caução, as quotas de participação no capital social da controlada, de sua propriedade, até a liquidação final de todas as obrigações assumidas no referido contrato. A dívida em 30.06.2007 totaliza R$ 35.257 (R$ 36.827 em 31.03.2007).

Companhia Energética São Salvador – CESS

A Companhia é interveniente nos contratos firmados entre a investida e o BNDES e outros agentes financeiros, vinculados à construção da UHE São Salvador. A interveniente deu, em caução, a totalidade das ações de emissão da CESS, de sua propriedade, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida apresentada nas Demonstrações Contábeis consolidadas da Companhia, em 30.06.2007 é de R$ 161.209.

27 – SEGUROS

A Companhia possui apólice de seguros abrangente de riscos operacionais com valor declarado para danos materiais de US$ 3.570.974, equivalentes a R$ 6.878.410 em 30.06.2007, e de lucro cessante com valor declarado de US$ 42.458, equivalentes a R$ 81.783 em 30.06.2007. O limite máximo combinado para indenização de danos materiais e lucros cessantes é de US$ 250.000, equivalentes a R$ 481.550 em 30.06.2007, por evento.

A apólice e os valores acima se referem aos bens do patrimônio da Companhia. A UHE Cana Brava, cuja concessão pertence à controlada CEM, está incluída na apólice da Tractebel Energia com valor declarado para danos materiais de US$ 278.569, equivalentes a R$ 536.580 em 30.06.2007. A controlada Companhia Energética São Salvador possui seguro de Riscos de Engenharia de US$ 324.708, equivalentes a R$ 625.453 em 30.06.2007.

Além dessas coberturas, a Companhia possui apólices de responsabilidade civil com cobertura de US$ 50.000, equivalentes a R$ 96.310 em 30.06.2007. Estas apólices incluem a UHE Itá, construída e explorada em consórcio com a controlada em conjunto ITASA.

A controlada Lages Bioenergética Ltda. possui seguro de Riscos Operacionais com cobertura de US$ 25.000 equivalentes a R$ 48.155 em 30.06.2007, e possui também, apólice de responsabilidade civil com cobertura de US$ 50.000, equivalentes a R$ 96.310 em 30.06.2007.

Além destes seguros estratégicos, a Companhia possui seguros para cobertura de riscos em transportes nacionais e internacionais, seguro de responsabilidade de Conselheiros, Diretores e Administradores – (D&O) extensivo as suas controladas, bem como, seguro de vida em grupo para os seus Diretores e Empregados.

28 – CONTRATOS DE LONGO PRAZO

A Companhia possui compromissos de longo prazo, dentre os quais se destacam:

a) Contrato de Conexão

A Companhia mantém Contrato de Conexão com a ELETROSUL Centrais Elétricas S.A., com vigência até a data de extinção das concessões das unidades geradoras da Tractebel Energia, ou a extinção da transmissora, o que ocorrer primeiro.

b) Contrato de Uso do Sistema de Transmissão e Distribuição

A Companhia celebrou contratos com o Operador Nacional do Sistema Elétrico – ONS, empresas transmissoras e Empresa Energética do Mato Grosso do Sul S.A. – ENERSUL, com vigência até a data da extinção das concessões ou autorizações das unidades geradoras da Tractebel Energia ou a extinção das empresas transmissoras e distribuidoras, o que ocorrer primeiro.

c) Contratos Bilaterais de Venda de Energia Elétrica

De acordo com os dados acerca da energia assegurada e contratos de compra e venda em vigor, o balanço energético da Companhia mostra que a atual capacidade está quase totalmente contratada até 2008 e com parcela significativa contratada em 2009 e 2010.

d) Compra de Energia Elétrica da Argentina

A Companhia firmou contrato com a CIEN – Companhia de Interconexão Energética, por um prazo de 20 anos, a partir de 21.06.2000, para a compra de 300 MW de potência firme com energia associada, para ser disponibilizada na subestação de Itá, da ELETROSUL. No mês de março de 2005, a ANEEL realizou fiscalização para verificar as condições de garantia de entrega física da UTE Uruguaiana e das Interconexões de Garabi (CIEN), onde foi constatada a indisponibilidade de efetiva geração e transporte de energia elétrica pelos agentes fiscalizados, nos montantes contratados. Em decorrência deste fato, o Ministério de Minas e Energia expediu a Portaria nº 153, de 30.03.2005, definindo novos valores de garantia física dos respectivos empreendimentos de geração e interconexões.

Em 01.04.2005 foi publicada a Resolução Normativa ANEEL nº 155/05 estabelecendo os critérios a serem utilizados pelo Operador Nacional do Sistema Elétrico – ONS e pela Câmara de Comercialização de Energia Elétrica – CCEE na determinação dos limites de disponibilidade de geração e de garantia física de energia para a UTE Uruguaiana e para as Interconexões de Garabi. Com base nos referidos atos normativos foi reduzido o valor da garantia física originalmente atribuído à CIEN para o atendimento do contrato, de 300 MW para, aproximadamente, 72 MW. Em razão do modo como o contrato está registrado na CCEE, esta redução deixaria a Companhia sujeita às penalidades previstas na legislação setorial, por insuficiência de lastro físico, além da exposição ao mercado de curto prazo da CCEE, o que a levou a firmar contrato para compra da energia elétrica correspondente de outro agente. Por força do ocorrido, a Companhia entende que ficou caracterizado inadimplemento contratual por parte da CIEN, e que multas e ressarcimentos previstos no contrato tornaram-se devidos à Companhia. Assim, baseada em dispositivos contratuais que determinam que os valores constantes das faturas emitidas pela CIEN já devem ser líquidos de todos os montantes por elas devidos à Companhia a título de multas e ressarcimentos (o que não vem sendo feito pela CIEN com relação a nenhuma das faturas por ela emitidas sob o contrato desde a redução de sua garantia física), a Companhia não vem efetuando o pagamento das referidas faturas, desde março de 2005, por serem tais faturas consideradas inábeis.

A ANEEL, através da Resolução Normativa nº 224, de 20 de junho de 2006 reduziu a zero os valores de garantia física de energia elétrica oriunda de importação da CIEN, em decorrência da impossibilidade de fornecimento de energia elétrica. Esta redução será mantida até que a CIEN comprove a existência de disponibilidade de energia. A Companhia tem o prazo até 31 de dezembro de 2007, ou até que seja publicado novo entendimento, para efetuar a recomposição do referido lastro.

e) Compra de gás natural

A Companhia celebrou contrato de aquisição de gás natural com a Companhia de Gás do Mato Grosso do Sul – MSGÁS, com vigência de cinco anos a partir de 2001, início da operação comercial a gás da Usina Termelétrica William Arjona, localizada em Campo Grande – MS, renováveis por mais cinco anos.

Com o vencimento do prazo do contrato, em 22 de maio de 2006, a Companhia manifestou interesse em renovar o acordo, porém, a MSGás comunicou que a renovação dependeria de reajuste no preço do produto, conforme determinação da Petrobras, vendedora do gás para a MSGás.

Apesar de as partes ainda não terem firmado um acordo visando a renovação do contrato, o fornecimento do gás está mantido por força de uma liminar concedida à Tractebel, em ação cautelar que tramita na Comarca de Campo Grande - MS.

Considerando a condição atual de operação da UTE William Arjona, os custos com a aquisição de gás, mesmo com a majoração de preço, seriam recuperados através dos Encargos do Serviço do Sistema – ESS, portanto, não haveria impactos relevantes no resultado da Companhia.

NOTA 29 – EVENTOS SUBSEQÜENTES

I – Lagoa Formosa Bioenergética Ltda.

A Tractebel Energia participou do 1º leilão de fontes alternativas de energia, realizado pela ANEEL em 18.06.2007. A energia vendida, 23 MW a 141,16 R$/MWh, por 15 anos a partir de 2010, será gerada pela Usina Co-geração São João, um empreendimento à biomassa de cana-de-açúcar a ser construído em consórcio com a empresa Dedini Açúcar e Álcool Ltda, pertencente ao Grupo Dedini Agro.

Em julho de 2007 foi constituída a empresa Lagoa Formosa Bioenergética Ltda., uma Sociedade de Propósito Específico (SPE), controlada integral da Tractebel Energia, com o objetivo de construir a Usina Co-geração São João, em São João da Boa Vista, no Estado de São Paulo, com capacidade instalada de 70 MW.

A Usina Co-geração São João será administrada pelo Consórcio Bioenergético São João, no qual a Lagoa Formosa deterá 63% do empreendimento e a Dedini Açúcar e Álcool, os 37% restantes.

II – Dividendos intercalares

O Conselho de Administração, em reunião realizada em 14.08.2007, aprovou distribuição de dividendos intercalares, com base nas demonstrações financeiras levantadas em 30.06.2007, com fundamento no art. 204 da Lei nº 6.404/76, no valor de R$ 360.067, correspondentes a R$ 0,5516214256 por ação.

As ações da Companhia serão negociadas ex-dividendos intercalares a partir de 28.08.2007.

Os dividendos serão pagos com base nos dados cadastrais do Banco Itaú S.A., em data a ser posteriormente definida pela Diretoria Executiva e comunicada através de Aviso aos Acionistas.

Os referidos dividendos, somados aos juros sobre o capital próprio creditados em 30.06.2007, no valor de R$ 88.000, conforme mencionado na Nota 20, representarão um pagamento de R$ 448.067, correspondente a 95% do lucro líquido do primeiro semestre de 2007.

04.01 - NOTAS EXPLICATIVAS

INFORMAÇÃO SUPLEMENTAR

Demonstração do Fluxo de Caixa - Controladora

	2007		2006	
	2º trimestre	Acumulado	2º trimestre	Acumulado
Atividades operacionais				
Lucro líquido do exercício	229.547	471.649	188.762	532.568
Despesas (receitas) que não afetam o caixa:				
Depreciação e amortização	44.559	87.431	39.633	79.444
Resultado de equivalência patrimonial	(51.326)	(103.587)	(32.792)	(54.950)
Amortização de ágio	1.687	3.374	1.686	3.373
Variação monetária e cambial, líquida	(11.163)	(18.355)	6.737	(14.764)
Juros líquidos	11.125	15.248	4.527	19.187
Provisão (reversão) operacional, líquida	4.435	8.869	(12.711)	(8.785)
Aplicações de recursos em P & D	6.332	12.303	4.977	20.841
Imposto de renda e Contribuição Social diferidos	2.109	(6.263)	27.371	50.618
Resultado na baixa de bens do imobilizado	459	1.161	34.622	(17.046)
Outros	52	104	52	104
	237.816	471.934	262.864	610.590
Redução (aumento) nos ativos				
Consumidores e concessionárias	(24.837)	(13.548)	33.216	22.484
Recursos vinculados a pagamento de obrigações	(8.370)	8.641	-	-
Adiantamento a fornecedores	(1.498)	(1.471)	106	(696)
Alienações, serviços e gastos reembolsáveis	(2.394)	(601)	215	2.569
Tributos e contribuições sociais a recuperar	15.879	8.367	42.025	(24.652)
Cauções e depósitos vinculados/judiciais	28.405	45.394	(17.114)	(34.550)
Almoxarifado	2.418	2.995	(4.367)	2.312
Despesas antecipadas	(5.137)	(3.993)	2.963	8.589
Outros	(127)	2.711	(1.579)	2.580
	4.339	48.495	55.465	(21.364)
Aumento (redução) nos passivos				
Fornecedores	50.419	(2.742)	28.101	30.812
Empréstimos, financiamentos e debêntures	(12.992)	(867)	(15.398)	(3.494)
Tributos e contribuições sociais	22.729	95.738	5.095	(12.718)
Obrigações estimadas	(4.950)	(6.014)	(3.997)	1.803
Benefícios pós-emprego	(7.440)	(15.142)	(7.216)	(16.185)
Provisão para contingências	(1.860)	(1.911)	(2.475)	(3.339)
Pesquisa e desenvolvimento	(3.049)	(7.866)	-	-
Outros	10.619	4.311	(1.817)	(11.138)
	53.476	65.507	2.293	(14.259)
Recursos provenientes das atividades operacionais	295.631	585.936	320.622	574.967
Atividades de investimento				
Aplicações em investimentos	(304.000)	(332.803)	-	(2.000)
Aplicação no imobilizado e no diferido	(18.566)	(23.609)	(12.755)	(20.997)
Dividendos recebidos de controladas	71.572	71.572	78.860	78.860
Recursos (utilizados nas) provenientes das atividades de investimentos	(250.994)	(284.840)	66.105	55.863

Continua na próxima página

04.01 - NOTAS EXPLICATIVAS

Continuação

Atividades de financiamento				
Pagamentos de empréstimos, financiamentos e debêntures	(36.903)	(69.160)	(64.863)	(94.303)
Liquidações de operações de *swap*	(3.264)	(3.577)	(29.177)	(31.084)
Financiamentos e Debêntures	353.423	353.423	-	-
Pagamentos de dividendos e juros sobre o capital próprio	(489.522)	(489.522)	(497.699)	(497.699)
Recursos utilizados nas atividades de financiamento	(176.266)	(208.836)	(591.739)	(623.086)
Total dos efeitos no caixa e equivalentes	(131.629)	92.260	(205.012)	7.744
Caixa e equivalentes				
Saldo inicial	417.695	193.806	417.375	204.619
Saldo final	286.066	286.066	212.363	212.363
	(131.629)	92.260	(205.012)	7.744
Pagamentos efetuados no período				
Juros de empréstimos, financiamentos e debêntures	31.867	39.596	37.360	49.035
Imposto de renda e contribuição social	27.903	62.348	414	78.741
Transações que não envolveram o caixa				
Imposto de renda e contribuição social compensados	-	-	370	370
Juros sobre o capital próprio creditados	88.000	88.000	-	-
Ajuste de exercícios anteriores	-	-	-	29.653

04.01 - NOTAS EXPLICATIVAS

Demonstração do Fluxo de Caixa - Consolidado

	2007		2006	
	2º trimestre	Acumulado	2º trimestre	Acumulado
Atividades operacionais				
Lucro líquido do exercício	229.547	471.649	188.762	532.568
Despesas (receitas) que não afetam o caixa:				
Depreciação e amortização	58.023	113.932	51.960	104.044
Amortização de ágio	1.687	3.374	1.686	3.373
Variação monetária e cambial, líquida	(10.538)	(14.852)	6.766	(11.955)
Juros líquidos	15.155	23.154	8.414	26.373
Constituição de provisão operacional, líquida	4.314	8.779	(12.669)	(8.438)
Aplicações de recursos em P & D	7.207	14.156	5.900	22.698
Imposto de renda e contribuição social diferidos	2.272	(5.225)	29.327	50.421
Resultado na baixa de bens do imobilizado	459	1.161	34.531	(17.134)
Outros	52	104	1.845	7.049
	308.178	616.232	316.522	708.999
Redução (aumento) nos ativos				
Consumidores e concessionárias	(23.623)	(14.228)	18.949	1.587
Recursos vinculados a pagamento de obrigações	(8.370)	8.641	-	-
Alienações, serviços e gastos reembolsáveis	6.804	8.568	222	2.535
Tributos e contribuições sociais a recuperar	19.583	6.085	37.689	(26.694)
Cauções e depósitos vinculados/judiciais	27.994	45.240	(20.889)	(41.514)
Almoxarifado	2.389	3.037	(4.352)	2.510
Despesas antecipadas	(4.966)	(3.617)	2.901	8.647
Outros	(2.474)	610	1.514	4.469
	17.337	54.336	36.034	(48.460)
Aumento (redução) nos passivos				
Fornecedores	63.727	(5.296)	34.042	52.304
Empréstimos, financiamentos e debêntures	(13.952)	1.762	(17.980)	(116)
Tributos e contribuições sociais	38.498	137.902	10.172	(9.745)
Obrigações estimadas	(4.978)	(6.040)	(3.997)	1.803
Benefícios pós-emprego	(7.440)	(15.142)	(7.216)	(16.185)
Provisão para contingências	(1.870)	(1.894)	(2.475)	(3.339)
Pesquisa e desenvolvimento	(2.948)	(7.785)	-	-
Outros	11.242	4.608	(3.211)	(13.767)
	82.279	108.115	9.335	10.955
Recursos provenientes das atividades operacionais	407.794	778.683	361.891	671.494
Atividades de investimento				
Aumento em investimentos, líquido das disponibilidades	(280.680)	(309.473)	-	-
Aplicação no imobilizado e diferido	(111.313)	(117.151)	(14.172)	(23.329)
Recursos utilizados nas atividades de investimentos	(391.993)	(426.624)	(14.172)	(23.329)

Continua na próxima página

04.01 - NOTAS EXPLICATIVAS

Continuação

Atividades de financiamento				
Pagamentos de empréstimos, financiamentos e debêntures	(59.220)	(103.641)	(85.206)	(126.631)
Liquidações de operações de *swap*	(3.264)	(3.577)	(37.226)	(46.044)
Financiamentos e debêntures	459.414	459.414	-	-
Pagamentos de dividendos e juros s/capital próprio	(489.522)	(489.522)	(497.699)	(497.699)
Recursos utilizados nas atividades de financiamento	(92.592)	(137.326)	(620.131)	(670.374)
Total dos efeitos no caixa e equivalentes	(76.791)	214.733	(272.412)	(22.209)
Caixa e equivalentes				
Saldo inicial	548.364	256.840	559.340	309.137
Saldo final	471.573	471.573	286.928	286.928
	(76.791)	214.733	(272.412)	(22.209)
Pagamentos efetuados no período				
Juros de empréstimos, financiamentos e debêntures	49.131	61.996	53.308	73.242
Imposto de renda e contribuição social	41.574	94.798	16.502	105.907
Transações que não envolveram o caixa				
Imposto de renda e contribuição social compensados	-	132	2.024	588
Juros sobre o capital próprio	88.000	88.000	-	-
Ajuste de exercícios anteriores	-	-	-	29.953

CONSELHO DE ADMINISTRAÇÃO

Maurício Stolle Bähr
Presidente

Jan Franciscus María Flachet
Vice-Presidente

Manoel Arlindo Zaroni Torres
Conselheiro

Victor-Frank de Paula Rosa Paranhos
Conselheiro

Dirk Beeuwsaert
Conselheiro

Pierre Michel Philippe Chareyre
Conselheiro

Luiz Antônio Barbosa
Conselheiro

José Pais Rangel
Conselheiro

Antonio Alberto Gouvêa Vieira
Conselheiro

DIRETORIA EXECUTIVA

Manoel Arlindo Zaroni Torres
Diretor Presidente

Marc Verstraete
Diretor Financeiro e de Relações com Investidores

Miroel Makiolke Wolowski
Diretor de Comercialização e Negócios e Diretor de Implantação de Projetos

José Carlos Cauduro Minuzzo
Diretor de Produção de Energia

Marco Antonio Amaral Sureck
Diretor de Planejamento e Controle

Luciano Flávio Andriani
Diretor Administrativo

DEPARTAMENTO DE CONTABILIDADE

Marcelo Cardoso Malta
Gerente do Departamento de Contabilidade
Contador – CRC RJ 072259/O-5 S-SC

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

O comentário do desempenho da Companhia no trimestre está apresentado no Quadro 08.01 – COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2007	4 - 31/03/2007
1	Ativo Total	6.082.547	5.784.861
1.01	Ativo Circulante	957.810	1.053.892
1.01.01	Disponibilidades	471.573	548.364
1.01.01.01	Numerário Disponível	19.315	19.602
1.01.01.02	Aplicações Financeiras	452.258	528.762
1.01.02	Créditos	434.143	453.678
1.01.02.01	Clientes	378.664	351.889
1.01.02.01.01	Consumidores,Concess. e Permissionárias	378.664	351.889
1.01.02.02	Créditos Diversos	55.479	101.789
1.01.02.02.01	Tributos e Contrib.Sociais a Compensar	20.377	40.008
1.01.02.02.02	Cauções e Depósitos Vinculados	8.100	37.940
1.01.02.02.03	Alienação de Bens e Direitos	1.523	9.304
1.01.02.02.04	Recursos Vinculados ao Pgto Obrigações	13.002	4.632
1.01.02.02.05	Outros	12.477	9.905
1.01.03	Estoques	20.586	22.975
1.01.04	Outros	31.508	28.875
1.01.04.01	Despesas Pagas Antecipadamente	6.639	1.672
1.01.04.02	Ativo Fiscal Diferido	19.741	24.205
1.01.04.03	Outros	5.128	2.998
1.02	Ativo Não Circulante	5.124.737	4.730.969
1.02.01	Ativo Realizável a Longo Prazo	465.186	457.024
1.02.01.01	Créditos Diversos	128.302	128.336
1.02.01.01.01	Concessionárias e Permissionárias	9.629	12.781
1.02.01.01.02	Alienação de Bens e Direitos	72.945	70.852
1.02.01.01.03	Tributos e Contrib. Sociais a Compensar	13.963	13.342
1.02.01.01.04	Cauções e Depósitos Vinculados	30.908	30.430
1.02.01.01.05	Outros	857	931
1.02.01.02	Créditos com Pessoas Ligadas	0	0
1.02.01.02.01	Com Coligadas e Equiparadas	0	0
1.02.01.02.02	Com Controladas	0	0
1.02.01.02.03	Com Outras Pessoas Ligadas	0	0
1.02.01.03	Outros	336.884	328.688
1.02.01.03.01	Depósitos Judiciais	140.558	134.501
1.02.01.03.02	Ativo Fiscal Diferido	195.324	193.133
1.02.01.03.03	Outros	1.002	1.054
1.02.02	Ativo Permanente	4.659.551	4.273.945
1.02.02.01	Investimentos	97.252	63.979
1.02.02.01.01	Participações Coligadas/Equiparadas	0	0
1.02.02.01.02	Participações Coligadas/Equiparadas-Ágio	0	0
1.02.02.01.03	Participações em Controladas	0	0
1.02.02.01.04	Participações em Controladas - Ágio	66.440	33.070

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/06/2007	4 -31/03/2007
1.02.02.01.05	Outros Investimentos	30.812	30.909
1.02.02.02	Imobilizado	4.452.242	4.099.892
1.02.02.03	Intangível	76.786	77.611
1.02.02.04	Diferido	33.271	32.463

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2007	4 - 31/03/2007
2	Passivo Total	6.082.547	5.784.861
2.01	Passivo Circulante	958.014	1.276.216
2.01.01	Empréstimos e Financiamentos	268.512	287.290
2.01.02	Debêntures	29.529	49.049
2.01.03	Fornecedores	232.100	170.285
2.01.04	Impostos, Taxas e Contribuições	180.216	145.494
2.01.05	Dividendos a Pagar	78.250	478.043
2.01.05.01	Dividendos e Juros s/ Capital Próprio	78.250	478.043
2.01.06	Provisões	42.554	42.054
2.01.06.01	Obrigações Estimadas	34.009	31.759
2.01.06.02	Contingências	8.545	10.295
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	126.853	104.001
2.01.08.01	Benefícios Pós-Emprego	19.536	19.620
2.01.08.02	Operações com Derivativos - Swap Cambial	21.149	13.515
2.01.08.03	Obrigações com Programas de P&D	41.506	37.248
2.01.08.04	Outros	44.662	33.618
2.02	Passivo Não Circulante	1.976.312	1.501.971
2.02.01	Passivo Exigível a Longo Prazo	1.976.312	1.501.971
2.02.01.01	Empréstimos e Financiamentos	686.654	570.270
2.02.01.02	Debêntures	665.654	323.434
2.02.01.03	Provisões	62.722	60.195
2.02.01.03.01	Obrigações Estimadas	1.054	703
2.02.01.03.02	Contingências	61.668	59.492
2.02.01.04	Dívidas com Pessoas Ligadas	0	0
2.02.01.05	Adiantamento para Futuro Aumento Capital	0	0
2.02.01.06	Outros	561.282	548.072
2.02.01.06.01	Tributos e Contribuições Sociais	7.251	5.161
2.02.01.06.02	Concessões a Pagar	213.673	208.257
2.02.01.06.03	Benefícios Pós-Emprego	301.641	298.119
2.02.01.06.04	Passivo Fiscal Diferido	36.535	36.535
2.02.01.06.05	Outros	2.182	0
2.02.02	Resultados de Exercícios Futuros	0	0
2.03	Part. de Acionistas Não Controladores	0	0
2.04	Patrimônio Líquido	3.148.221	3.006.674
2.04.01	Capital Social Realizado	2.445.766	2.445.766
2.04.02	Reservas de Capital	91.695	91.695
2.04.03	Reservas de Reavaliação	0	0
2.04.03.01	Ativos Próprios	0	0
2.04.03.02	Controladas/Coligadas e Equiparadas	0	0
2.04.04	Reservas de Lucro	227.111	227.111

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/06/2007	4 -31/03/2007
2.04.04.01	Legal	197.214	197.214
2.04.04.02	Estatutária	0	0
2.04.04.03	Para Contingências	0	0
2.04.04.04	De Lucros a Realizar	0	0
2.04.04.05	Retenção de Lucros	29.897	29.897
2.04.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.04.04.07	Outras Reservas de Lucro	0	0
2.04.05	Lucros/Prejuízos Acumulados	383.649	242.102
2.04.06	Adiantamento para Futuro Aumento Capital	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2007 a 30/06/2007	4 - 01/01/2007 a 30/06/2007	5 - 01/04/2006 a 30/06/2006	6 - 01/01/2006 a 30/06/2006
3.01	Receita Bruta de Vendas e/ou Serviços	812.544	1.573.858	739.510	1.437.850
3.01.01	Suprimento de Energia Elétrica	583.756	1.127.820	561.766	1.110.110
3.01.02	Fornecimento de Energia Elétrica	225.907	441.161	174.466	322.181
3.01.03	Outras Receitas	2.881	4.877	3.278	5.559
3.02	Deduções da Receita Bruta	(80.862)	(166.628)	(74.161)	(142.061)
3.02.01	Impostos e Contribuições	(73.618)	(152.472)	(67.129)	(127.866)
3.02.02	Pesquisa e Desenvolvimento	(7.244)	(14.156)	(7.032)	(14.195)
3.03	Receita Líquida de Vendas e/ou Serviços	731.682	1.407.230	665.349	1.295.789
3.04	Custo de Bens e/ou Serviços Vendidos	(315.671)	(516.013)	(237.421)	(433.532)
3.04.01	Energia Elétrica Comprada de Terceiros	(70.447)	(110.377)	(61.336)	(120.468)
3.04.02	Transações no Âmbito da CCEE	(91.160)	(138.376)	(38.108)	(54.462)
3.04.03	Custo de Produção de Energia Elétrica	(151.547)	(262.740)	(135.385)	(253.964)
3.04.04	Custo dos Serviços Prestados	(2.517)	(4.520)	(2.592)	(4.638)
3.05	Resultado Bruto	416.011	891.217	427.928	862.257
3.06	Despesas/Receitas Operacionais	(113.973)	(222.188)	(108.667)	(218.029)
3.06.01	Com Vendas	(55.654)	(106.155)	(51.863)	(101.688)
3.06.02	Gerais e Administrativas	(32.860)	(63.094)	(30.833)	(64.102)
3.06.03	Financeiras	(26.057)	(52.543)	(44.110)	(64.950)
3.06.03.01	Receitas Financeiras	21.895	45.253	29.178	60.368
3.06.03.02	Despesas Financeiras	(47.952)	(97.796)	(73.288)	(125.318)
3.06.04	Outras Receitas Operacionais	2.285	2.978	19.825	15.784
3.06.04.01	Reversão Prov.Operac., líquida	2.285	2.978	19.825	15.784
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	(1.687)	(3.374)	(1.686)	(3.073)
3.06.06.01	Equivalência Patrimonial	0	0	0	300
3.06.06.02	Amortização de Ágio na Partic. Empresas	(1.687)	(3.374)	(1.686)	(3.373)
3.07	Resultado Operacional	302.038	669.029	319.261	644.228

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2007 a 30/06/2007	4 - 01/01/2007 a 30/06/2007	5 - 01/04/2006 a 30/06/2006	6 - 01/01/2006 a 30/06/2006
3.08	Resultado Não Operacional	(414)	(1.116)	(34.531)	17.134
3.08.01	Receitas	256	603	(32.514)	45.918
3.08.02	Despesas	(670)	(1.719)	(2.017)	(28.784)
3.09	Resultado Antes Tributação/Participações	301.624	667.913	284.730	661.362
3.10	Provisão para IR e Contribuição Social	(69.805)	(201.489)	(66.641)	(78.373)
3.10.01	Imposto de Renda	(51.182)	(147.750)	(44.350)	(52.780)
3.10.02	Contribuição Social	(18.623)	(53.739)	(22.291)	(25.593)
3.11	IR Diferido	(2.272)	5.225	(29.327)	(50.421)
3.11.01	Imposto de Renda	(1.672)	4.494	(25.996)	(16.620)
3.11.02	Contribuição Social	(600)	731	(3.331)	(33.801)
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.14	Part. de Acionistas Não Controladores	0	0	0	0
3.15	Lucro/Prejuízo do Período	229.547	471.649	188.762	532.568
	NÚMERO AÇÕES, EX-TESOURARIA (Unidades)	652.742.192	652.742.192	652.742.192	652.742.192
	LUCRO POR AÇÃO (Reais)	0,35167	0,72257	0,28918	0,81589
	PREJUÍZO POR AÇÃO (Reais)				

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Receita Bruta de Vendas

A receita de fornecimento de energia, a partir de janeiro de 2007, passou a ser registrada líquida do ICMS recolhido por substituição tributária incidente sobre operações de vendas interestaduais. Até 31.12.2006 este imposto vinha sendo apresentado no grupo "Deduções à receita operacional". De modo a facilitar a análise comparativa entre os períodos demonstrados, a receita operacional bruta e as deduções à receita brutas relativas ao 2T06 foram reclassificadas, passando, respectivamente, de R$ 754.408 e R$ 89.059 para R$ 739.510 e R$ 74.161 (de R$ 657.555 e R$ 58.414 para R$ 652.384 e R$ 53.243, na controladora). No período de 6M06, os referidos grupos de contas passaram, respectivamente, de R$ 1.462.372 e R$ 166.583 para R$ 1.437.850 e R$ 142.061 (R$ 1.297.194 e R$ 114.064 para R$ 1.286.221 e R$ 103.091, na controladora).

Consolidado

A receita operacional bruta no 2T07 foi de R$ 812.544, 9,9% superior ao mesmo período do ano anterior, que foi de R$ 739.510, reflexo, principalmente, do aumento no preço médio da energia vendida e, em menor grau, da maior exportação de energia. A receita de suprimento de energia atingiu R$ 583.756, 3,9% superior à registrada no 2T06, e a receita de fornecimento de energia foi de R$ 225.907, representando um crescimento de 29,5% ante o mesmo trimestre de 2006, o que reflete os esforços da Companhia em ampliar o portfólio de clientes livres. A exportação de energia para a Argentina e Uruguai cresceu 53,5% em relação ao 2T06, alcançando R$ 34.717, substancialmente em função da exportação de energia para a Argentina, em junho de 2007, que atingiu R$ 31.561.

As vendas consolidadas no 2T07 totalizaram 8.163 GWh (3.738 MW médios), um pequeno aumento de 1,1% em relação aos 8.071 GWh (3.696 MW médios) vendidos em igual período do ano anterior. O preço médio dos contratos comercializados atingiu R$ 97,92/MWh, 8,9% superior ao preço médio da energia vendida no 2T06, que foi de R$ 89,92/MWh, após a reclassificação mencionada no primeiro parágrafo.

Receita Operacional Bruta - R$ milhões


740
813
1.438
1.574
2T06
2T07
6M06
6M07

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE


Volume de Vendas - MW médios
3.696
3.738
3.631
3.686
2T06
2T07
6M06
6M07


Preço Médio de Venda- R$/MWh
89,9
97,9
89,2
96,9
2T06
2T07
6M06
6M07

Controladora

A receita operacional bruta no 2T07 foi de R$ 688.294, 5,5% superior a do mesmo período de 2006, que foi de R$ 652.384.

As vendas neste trimestre foram de 7.166 GWh (3.281 MW médios), um incremento de 2,1% se comparado aos 7.019 GWh (3.214 MW médios) do mesmo período de 2006. O preço médio de energia vendida atingiu R$ 95,41, 3,2% maior que o preço médio praticado no 2T06 que foi de R$ 92,48.

Receita Líquida de Vendas

Consolidado

No 2T07, a receita líquida aumentou em 10,0% em comparação com o mesmo trimestre de 2006, evoluindo de R$ 665.349 para R$ 731.682.

As deduções sobre a receita bruta, que se referem substancialmente a tributos incidentes sobre a venda, aumentaram 9,0% entre os períodos comparados, elevando-se de R$ 74.161 para R$ 80.862.

Controladora

A receita líquida neste trimestre foi de R$ 633.280, 5,7% superior a do mesmo trimestre do ano anterior, que foi de R$ 599.141.

Custo de Bens e/ou Serviços Vendidos

Os custos de energia elétrica e serviços alcançaram R$ 315.671 no 2T07 (R$ 323.694 na controladora), representando um crescimento de 33,0% sobre o 2T06 (28,4% na controladora), que foi de R$ 237.421 (R$ 252.151 na controladora). Esta evolução decorreu, principalmente, do comportamento dos principais componentes a seguir:

- Energia elétrica comprada de terceiros: aumento de R$ 9.111, devido ao maior volume de compra de energia para comercialização. Na controladora o montante do 2T07 ficou praticamente em linha com o apresentado no mesmo período do ano anterior.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

- Transações no âmbito da Câmara de Comercialização de Energia Elétrica - CCEE: no 2T06 a Companhia auferiu receita de R$ 20.729 em decorrência da necessidade de despacho de energia da Usina Termelétrica Willian Arjona, causada pela interligação limitada da região ao sistema elétrica, fato este não ocorrido em 2007, devido ao reforço de transmissão na região, a partir de novembro de 2006. Desconsiderando-se esta receita, o crescimento destes gastos foi de R$ 32.323 (R$ 38.318 na controladora) e ocorreu, basicamente, em função do incremento nos custos de energia de substituição térmica, devido a uma maior exposição na CCEE, causada pela redução do despacho das usinas termelétricas pelo Operador Nacional do Sistema (ONS) e pelo aumento do Preço de Liquidação das Diferenças (PLD) praticado para as transações realizadas no âmbito da CCEE. O crescimento destes custos foi amenizado pelas receitas do Mecanismo de Realocação de Energia (MRE) auferidas em função do aumento da geração nas usinas hidrelétricas em relação ao mesmo trimestre do ano anterior.

- Custo de Produção de Energia Elétrica

  Combustíveis para produção de energia elétrica: Desconsiderando-se um ajuste no consumo de carvão realizado no 2T06, relativo ao 1T06, no valor de R$ 5.465, a redução no custo de combustíveis seria de R$ 5.127 (R$ 6.063 na controladora). Esta queda ocorreu em função, basicamente, da combinação dos seguintes fatores: (i) menor consumo de gás natural na Usina Termelétrica Willian Arjona, no montante de R$ 13.452, ocasionado pelo despacho minimizado da Usina após o reforço na transmissão na área de Campo Grande e (ii) aumento do consumo de carvão, no valor de R$ 9.445, para atendimento à exportação de energia para Argentina e o Uruguai.

  Compensação financeira pela utilização de recursos hídricos: crescimento de R$ 20.094 (R$ 18.085 na controladora), em decorrência do expressivo aumento no despacho da energia gerada nas usinas hidrelétricas requerido pelo ONS, em comparação com o mesmo trimestre do ano anterior, que foi influenciado pela forte estiagem que atingiu na Região Sul do país. Esse incremento foi parcialmente compensado pelo aumento da receita auferida no MRE, conforme anteriormente mencionado.

  Depreciação: aumento de R$ 5.983 (R$ 4.851 na controladora) em razão de ajuste na vida útil de certos ativos de usinas hidrelétricas.

Despesas com Vendas

As despesas com vendas compõem-se, substancialmente, dos encargos de uso e conexão na rede elétrica e totalizaram R$ 55.654 (R$ 45.374 na controladora) no 2T07, 7,3% superior ao mesmo período do ano anterior (8,1% na controladora), que foi de R$ 51.863 (R$ 41.957 na controladora). Esse aumento decorreu, basicamente, do reajuste tarifário anual dos referidos encargos.

Despesas Gerais e Administrativas

As despesas gerais e administrativas, passaram de R$ 30.833 (R$ 26.381 na controladora), no 2T06, para R$ 32.860 (R$ 28.080 na controladora) no 2T07, 6,8% (6,4% na controladora), superior ao 2T06, em decorrência, principalmente, do aumento nas despesas com serviços prestados por terceiros.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Reversão de Provisões Operacionais, líquida

A reversão da provisão no 2T07 foi inferior em R$ 17.540 (R$ 17.560 na controladora) à realizada no mesmo período de 2006. Isto ocorreu, principalmente, em função de ter sido realizada, no 2T06, uma reversão de provisão cível no valor de R$ 22.005.

EBITDA e Margem EBITDA

Refletindo os efeitos anteriormente comentados, o EBITDA deste trimestre alcançou R$ 387.805 (R$ 334.168 na controladora), uma redução de 7,0% (9,9% na controladora) em relação ao mesmo período do ano anterior. A margem EBITDA no 2T07 foi de 53,0% (52,8% na controladora), sendo que a do 2T06 foi de 62,7% (61,9% na controladora).

Consolidado	Controladora
 EBITDA (R$ milhões) e Margem EBITDA (%) 62,7% 53,0% 63,0% 59,6% 417 388 817 839 2T06 2T07 6M06 6M07 EBITDA Margem EBITDA	 EBITDA (R$ milhões) e Margem EBITDA (%) 61,9% 52,8% 61,3% 58,7% 371 334 725 723 2T06 2T07 6M06 6M07 EBITDA Margem EBITDA

Resultado Financeiro

Receitas Financeiras: redução de R$ 7.283 (R$ 9.123 na controladora) no 2T07 em relação ao mesmo trimestre do ano anterior, passando de R$ 29.178 (R$ 25.964 na controladora) para R$ 21.895 (R$ 16.841 na controladora).

Despesas Financeiras: o decréscimo de R$ 25.336 (R$ 23.629 na controladora) no 2T07 em comparação com o mesmo período de 2006, passando de R$ 73.288 (R$ 52.423 na controladora) para R$ 47.952 (R$ 28.794 na controladora), decorre substancialmente: (i) da redução da variação cambial de empréstimos e financiamentos, líquida do resultado de operação de *hedge* cambial, no valor de R$ 18.526 (R$ 16.733 na controladora), em razão do comportamento das cotações das moedas que compõem a dívida frente ao Real e (ii) da queda dos encargos sobre empréstimos, financiamentos e debêntures, no valor de R$ 5.464 (R$ 3.085 na controladora) devido à redução gradativa do endividamento pelas amortizações realizadas no período.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Resultado Não Operacional

A redução de R$ 34.117 (R$ 34.163 na controladora) na despesa não operacional líquida, deve-se, basicamente, ao reconhecimento no 2T06 dos efeitos decorrentes da venda do Projeto Jacuí.

Imposto de Renda e Contribuição Social

A redução de R$ 23.891 (R$ 33.663 na controladora) ocorreu, principalmente, pela Companhia ter creditado juros sobre o capital próprio no 2T07, no valor de R$ 88.000, resultando na redução da despesa de imposto de renda e contribuição social, no montante de R$ 29.920.

Lucro Líquido

No 2T07, o lucro líquido alcançou R$ 229.547, superior em 21,6% ao mesmo período do ano anterior, que foi de R$ 188.762, reflexo dos efeitos anteriormente mencionados. Desconsiderando-se a redução do imposto de renda e da contribuição social, no valor de R$ 29.920, decorrente do crédito de juros sobre o capital próprio, o lucro do 2T07 passaria para R$ 199.627, 5,8% superior ao mesmo trimestre de 2006.

No período de 6M07, o lucro líquido atingiu R$ 471.649, representando uma queda de 11,4% em relação ao mesmo período de 2006, que encerrou em R$ 532.568. Excluindo-se os efeitos não recorrentes relativos a venda de participação remanescente do Projeto Jacuí, o lucro líquido de 6M06 passaria para R$ 416.811, e deduzindo-se o impacto nos tributos, conforme mencionado no parágrafo anterior, o lucro de 6M07 ficaria em R$ 441.729, ou seja, 6,0% maior do que o mesmo período do ano anterior.


Lucro Líquido - R$ milhões
189
230
30
200
533
116
417
472
30
442
2T06
2T07
6M06
6M07
Efeitos do IR e Contribuição Social sobre JSCP
Não recorrente

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

09.01 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

1 - ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
7 - TIPO DE EMPRESA		8 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ATUAL (Unidades)		9 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ANTERIOR (Unidades)	
01	ITÁ ENERGÉTICA S. A. - ITASA	01.355.994/0001-21	ABERTA CONTROLADA	48,75	8,99
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		253.606.840		253.606.840	
02	COMPANHIA ENERGÉTICA MERIDIONAL - CEM	02.201.268/0001-17	ABERTA CONTROLADA	99,99	16,79
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		344.527.997		344.527.997	
03	COMPANHIA ENERGÉTICA SÃO SALVADOR - CESS	04.848.623/0001-70	ABERTA CONTROLADA	99,99	8,54
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		268.943.147		268.943.147	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1 - ITEM	01
2 - Nº ORDEM	1
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/2005/024
4 - DATA DO REGISTRO CVM	11/05/2005
5 - SÉRIE EMITIDA	1ª
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	02/05/2005
9 - DATA DE VENCIMENTO	02/05/2011
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	IGPM mais 9,29% a.a.
12 - PRÊMIO/DESÁGIO	Não tem
13 - VALOR NOMINAL (Reais)	10.000,00
14 - MONTANTE EMITIDO (Reais Mil)	140.000
15 - Q. TÍTULOS EMITIDOS (UNIDADE)	14.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	14.000
17 - TÍTULO TESOURARIA (UNIDADE)	0
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	
22 - DATA DO PRÓXIMO EVENTO	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1- ITEM	02
2 - Nº ORDEM	2
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/2005/025
4 - DATA DO REGISTRO CVM	11/05/2005
5 - SÉRIE EMITIDA	2ª
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	02/05/2005
9 - DATA DE VENCIMENTO	02/05/2010
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	103,90% do CDI
12 - PRÊMIO/DESÁGIO	Não tem
13 - VALOR NOMINAL (Reais)	10.000,00
14 - MONTANTE EMITIDO (Reais Mil)	60.000
15 - Q. TÍTULOS EMITIDOS (UNIDADE)	6.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	6.000
17 - TÍTULO TESOURARIA (UNIDADE)	0
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	
22 - DATA DO PRÓXIMO EVENTO	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

10.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1 - ITEM	03
2 - Nº ORDEM	3
3 - Nº REGISTRO NA CVM	CVM/SRE/DEB/2007/013
4 - DATA DO REGISTRO CVM	19/06/2007
5 - SÉRIE EMITIDA	U
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	15/05/2007
9 - DATA DE VENCIMENTO	15/05/2014
10 - ESPÉCIE DA DEBÊNTURE	SEM PREFERENCIA
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	IPCA + 7% a.a.
12 - PRÊMIO/DESÁGIO	Não tem
13 - VALOR NOMINAL (Reais)	10.000,00
14 - MONTANTE EMITIDO (Reais Mil)	350.000
15 - Q. TÍTULOS EMITIDOS (UNIDADE)	35.000
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	35.000
17 - TÍTULO TESOURARIA (UNIDADE)	0
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	0
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	
22 - DATA DO PRÓXIMO EVENTO	

15.01 - PROJETOS DE INVESTIMENTO

Projeto realizado por empresa controlada

Usina Hidrelétrica São Salvador

A Tractebel Energia detém o controle acionário da Companhia Energética São Salvador - CESS uma SPC – Sociedade de Propósito Específico, que está construindo a Usina Hidrelétrica São Salvador - UHE São Salvador.

As principais características do empreendimento são as seguintes:

Localização:	Rio Tocantins, na divisa dos Municípios de São Salvador do Tocantins e Paranã, no Estado de Tocantins
Potência nominal instalada:	243,2 MW
Energia assegurada:	148,5 MW médios
Unidades geradoras:	2 unidades de 121,6 MW
Investimentos Previstos:	aproximadamente R$ 850 milhões
Fontes de recursos:	Cerca de 33% próprios e 67% BNDES
Estágio:	Obra iniciada em 2006, com previsão de início da operação comercial no início de 2009

Em outubro de 2006, a CESS comercializou no 3º Leilão de Energia Nova, por um período de 30 anos, que se iniciará em janeiro de 2011, 148 MW médios com empresas distribuidoras de energia elétrica que participam do Ambiente de Contratação Regulada – ACR.

A CESS firmou contratos de financiamentos em 19.03.2007 com o BNDES e Agentes Financeiros (repasse BNDES), no valor total de R$ 570 milhões, dos quais R$ 159 milhões já foram liberados até 30.06.2007.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

1. Posição acionária dos acionistas com mais de 5% do capital social da Companhia em 30.06.2007.

Acionista	Quantidade de ações ordinárias	% do capital	Nacionalidade
Suez Energy South America Participações Ltda.	448.512.625	68,71	Brasileira
Banco Clássico S.A.	65.268.744	10,00	Brasileira
	513.781.369	78,71	

1.1 Distribuição do capital social dos controladores até o nível de pessoa física em 30.06.2007.

1.1.1 Suez Energy South America Participações Ltda.

Quotista	Quantidade de quotas	% do capital	Nacionalidade
Suez-Tractebel S.A.	668.322.228	99,99	Belga
Telfin S.A.	1	0,01	Belga
	668.322.229	100,00	

Adicionalmente informamos que a Suez-Tractebel S.A., é subsidiária integral da Suez S.A., com sede em Paris – França, cujo principal acionista é o Groupe Bruxelles Lambert (GBL), com 9,6% de participação em seu capital total.

Pelo conhecimento da Companhia, nenhum outro acionista possui participação acionária superior a 5% do capital total da Suez S.A.

1.1.2 Banco Clássico S.A.

Acionista	Quantidade de ações ordinárias	% do capital	Nacionalidade
José João Abdalla Filho	745.685.582	99,99	Brasileira
José Pais Rangel	1.019	0,01	Brasileira
	745.686.601	100,00	

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

2. Participação acionária do acionista controlador, administradores e membros do conselho fiscal em 30.06.2007:

	30.06.2007		30.06.2006	
Acionista	Quantidade de ações ordinárias	% do capital	Quantidade de ações ordinárias	% do capital
Controladora				
Suez Energy South America Partic. Ltda.	448.512.625	68,71	448.630.454	68,73
Conselho de Administração	266.602	0,04	131.623	0,02
Diretoria Executiva	24.929	-	-	-
Conselho Fiscal	-	-	-	-
	448.804.156	68,75	448.762.077	68,75

3. Quantidade de ações em circulação em 30.06.2007

	Quantidade de ações ordinárias	%
Total de ações da Companhia	652.742.192	100,00
Total de ações detidas pelo Controlador e Administradores	(448.804.156)	(68,75)
Total de ações em circulação	203.938.036	31,25

4. Cláusula Compromissória de arbitragem

O Estatuto Social da Companhia está de acordo com as regras e procedimentos do Regulamento de Listagem do Novo Mercado da Bolsa de Valores de São Paulo – Bovespa e, contempla, em seu Art. 39, a seguinte Cláusula Compromissória de arbitragem:

"A Companhia, seus acionistas, administradores e os membros do Conselho Fiscal obrigam-se a resolver, por meio de arbitragem, toda e qualquer disputa ou controvérsia que possa surgir entre eles, relacionada ou oriunda, em especial, da aplicação, validade, eficácia, interpretação, violação e seus efeitos, das disposições contidas na Lei das Sociedades por Ações, no Estatuto Social da Companhia, nas normas editadas pelo Conselho Monetário Nacional, pelo Banco Central do Brasil e pela Comissão de Valores Mobiliários, bem como nas demais normas aplicáveis ao funcionamento do mercado de capitais em geral, além daquelas constantes do Regulamento de Listagem do Novo Mercado, do Regulamento de Arbitragem da Câmara de Arbitragem do Mercado e do Contrato de Participação do Novo Mercado."

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

RELATÓRIO DOS AUDITORES INDEPENDENTES SOBRE REVISÃO ESPECIAL

Ao Conselho de Administração e Acionistas da
Tractebel Energia S.A.
Florianópolis – SC

1. Efetuamos uma revisão especial das Informações Trimestrais - ITR da Tractebel Energia S.A. e controladas, referentes ao trimestre e semestre findos em 30 de junho de 2007, elaboradas de acordo com as práticas contábeis adotadas no Brasil e sob a responsabilidade da Administração da Sociedade e de suas controladas, compreendendo os balanços patrimoniais (individual e consolidado), as respectivas demonstrações do resultado e o relatório de desempenho.

2. Nossa revisão foi efetuada de acordo com as normas específicas estabelecidas pelo IBRACON - Instituto dos Auditores Independentes do Brasil em conjunto com o Conselho Federal de Contabilidade e constituiu principalmente, em: (a) indagação aos e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da Sociedade e de suas controladas quanto aos critérios adotados na elaboração das Informações Trimestrais; e (b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e as operações da Sociedade e de suas controladas.

3. Com base em nossa revisão especial, não temos conhecimento de nenhuma modificação relevante que deva ser feita nas Informações Trimestrais - ITR acima referidas para que estas estejam de acordo com as práticas contábeis adotadas no Brasil, aplicadas de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários, especificamente aplicáveis à elaboração das Informações Trimestrais - ITR obrigatórias.

4. Nossa revisão foi conduzida com o objetivo de emitirmos relatório sobre revisão especial das Informações Trimestrais - ITR referidas no parágrafo 1, tomadas em conjunto. As demonstrações dos fluxos de caixa (individual e consolidada), contidas nas Notas Explicativas, referentes ao trimestre e semestre findos em 30 de junho de 2007, que estão sendo apresentadas para propiciar informações suplementares sobre a Sociedade e suas controladas, não são requeridas como parte integrante das Informações Trimestrais - ITR. Essas demonstrações dos fluxos de caixa foram submetidas aos procedimentos de revisão descritos no parágrafo 2 e, com base em nossa revisão especial, não temos conhecimento de qualquer modificação relevante que deva ser efetuada nessas demonstrações suplementares, para que estejam adequadamente apresentadas, em todos os seus aspectos relevantes, em relação às Informações Trimestrais - ITR referentes ao trimestre e semestre findos em 30 de junho de 2007 tomadas em conjunto.

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

5. Os balanços patrimoniais, individual e consolidado, levantados em 31 de março de 2007, apresentados para fins de comparação, foram por nós revisados, conforme relatório de revisão especial, emitido em 04 de maio de 2007, sem ressalvas. As demonstrações do resultado e as demonstrações suplementares dos fluxos de caixa referentes ao trimestre e semestre findos em 30 de junho de 2006, apresentadas para fins de comparação, foram revisadas por outros auditores independentes, os quais emitiram relatório de revisão especial, sem ressalvas, em 14 de julho de 2006.

Rio de Janeiro, 14 de agosto de 2007

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC-SP 011609/O-S-SC

Celso de Almeida Moraes
Contador
CRC-SP 124669/O-S-SC

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

ÍNDICE

END